UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated November 14, 2013

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains a news release dated 12 November 2013 entitled ‘VODAFONE ANNOUNCES RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2013’

Vodafone announces results for the six months ended 30 September 2013

12 November 2013

•                  Q2 Group organic service revenue on a management basis1 declined 4.9%*; N. & C. Europe down 4.9%*; S. Europe down 15.5%*; AMAP up 5.7%*

•                  H1 EBITDA2 on a management basis1 down 4.1%* to £6.6 billion, now reported excluding restructuring and significant one-off items of £228 million in H1

•                  Adjusted operating profit2 on a management basis1 £5.7 billion, free cash flow on a management basis1 £2.0 billion

•                  Full year guidance3 confirmed: adjusted operating profit2 around £5.0 billion; free cash flow £4.5 – £5.0 billion

•                  Interim dividend per share of 3.53 pence, up 8.0%; intention to pay full year dividends per share of 11 pence

•                  US$130 billion sale of US Group announced, US$84 billion expected return to shareholders

•                  Completion of Kabel Deutschland acquisition in October 2013 advances unified communications strategy

•                  Additional deferred tax assets of £17.7 billion recognised in relation to the Group’s historical tax losses; £3.0 billion tax charge recognised in relation to the sale of the US Group

Financial highlights[4]	Six months ended	Change year-on-year
	30 September 2013	Reported	Organic
	£m	%	%
Management basis[1]
Group revenue	22,034	+1.2	(3.2)
Group service revenue	20,040	+0.1	(4.2)
Northern and Central Europe (‘N. & C. Europe’)	9,470	+4.6	(3.9)
Southern Europe (‘S. Europe’)	4,475	(10.1)	(14.9)
Africa, Middle East and Asia Pacific (‘AMAP’)	5,887	(0.5)	+5.8
Adjusted operating profit	5,709	(8.3)	+0.5
Free cash flow	2,020	(7.3)
Statutory basis[5]
Revenue	19,061	+2.5	(1.6)
Profit for the financial period from continuing operations	15,711
Profit for the financial period[6]	18,064
Earnings per share from continuing operations	32.10p
Interim dividend per share	3.53p	+8.0
Adjusted earnings per share[7]	7.85p	(2.6)

Project Spring:

•                  Project Spring organic investment programme to accelerate and extend Vodafone 2015 strategy: continued focus on data, enterprise and emerging markets

•                  Additional investment increased to around £7 billion by March 2016, to establish stronger network and service differentiation in major markets

•                  Peak impact on EBITDA from higher operating expenses of up to £0.6 billion in the 2015 financial year; neutral to EBITDA by the 2017 financial year

•                  Incremental free cash flow of over £1 billion expected in the 2019 financial year

•                  Commitment to annual growth in dividends per share

Vittorio Colao, Group Chief Executive, commented:

“Whilst trading conditions in Europe remain very tough at present, we are encouraged by the forecast return to economic growth over the next two years and the potential for a shift in regulatory focus to support greater industry investment and consolidation.

“We have continued to make good progress in delivering our long-term strategy. Our emerging markets businesses are performing very well, driven by rapidly increasing smartphone penetration and data usage. In mature markets, our performance reflects more challenging conditions, which we continue to mitigate through ongoing actions to improve our operating model and cost efficiency. This rigorous approach, plus our substantial investments in Vodafone Red, 4G and unified communications services – including our recent acquisition of Kabel Deutschland – are laying strong foundations for the future. Our Project Spring organic investment programme – now increased to £7 billion – will accelerate further our plans to establish stronger network and service differentiation for our customers.

“The pending US$130 billion US transaction will reward our shareholders for their long-term support of our strategy and will provide us with a strong balance sheet, improved dividend cover and the financial and strategic flexibility to make further investments in the business or returns to shareholders in the future.”

Notes:

*               All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. There have been two one-off items impacting organic growth rates in the six month period. For details see note 4 on page 47.

1             Management basis includes the results of Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers, the Group’s joint ventures, on a proportionate consolidation basis. It also includes five months profit contribution from Verizon Wireless (‘VZW’).

2             EBITDA and adjusted operating profit have been redefined to exclude restructuring costs and the write-off of an asset in relation to a regulatory case in Spain in the six months ended 30 September 2013 of £121 million (2012: £63 million) and £107 million respectively.

3             Pro forma guidance, see page 8 for more information on guidance.

4             See page 42 for more information on non-GAAP measures.

5             Statutory reporting includes the Group’s joint ventures, Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers, using the equity accounting basis rather than on a proportionate consolidation basis. The profit contribution from VZW is included for five months, until the date of the announcement of the disposal, and is treated as discontinued operations. Total profit for the financial period includes continuing and discontinued operations.

6             Includes the recognition of a deferred tax asset in respect of tax losses in Germany (£1,838 million) and Luxembourg (£15,831 million) and the estimated tax liability related to the rationalisation and reorganisation of our non-US assets prior to the disposal of our stake in VZW (£3,016 million).

7             Now reported excluding amortisation of acquired intangibles for brand and customer base. Adjustments also include the restatement of tax on VZW earnings in the current period to align with the five months of earnings recognised in the income statement.

CHIEF EXECUTIVE’S STATEMENT

Financial review of the half year

Our emerging markets continue to deliver strong results, with growing revenue and increasing margins. The environment in Europe remains challenging and we have seen intense macroeconomic, regulatory and competitive pressures during the period. Overall, we have continued to make progress in the past six months:

•                  We now have 7.5 million customers on Vodafone Red plans;

•                  Following the recent 4G launch in the UK, our 4G services are now live in 14 markets;

•                  We continue to advance our innovative enterprise and unified communications propositions. The recent acquisition of Kabel Deutschland in October 2013 will allow us to build on our strengths in this segment, and the integration of Cable and Wireless Worldwide (‘CWW’) and TelstraClear remain on track; and

•                  We announced the sale of our US Group whose principal asset is its 45% interest in VZW, for US$130 billion (£84 billion1), including the acquisition of 23% of Vodafone Italy. We intend to return approximately US$84 billion (£54 billion1) to our shareholders.

Group2

Group revenue was £22.0 billion and Group service revenue was £20.0 billion. Group service revenue decreased by 4.2%*, or 1.5%* excluding the impact of mobile termination rate (‘MTR’) cuts. Enterprise service revenue decreased 4.5%* following intense price competition across a number of our markets.

Group EBITDA6 fell 4.1%* to £6.6 billion. The Group EBITDA margin fell 0.8 percentage points, or 0.3* percentage points on an organic basis.

Adjusted operating profit6 fell 8.3% due to lower EBITDA and higher depreciation and amortisation. Additionally, only five months of profit contribution from VZW is included in the current half year. On an organic basis, adjusted operating profit increased by 0.5%*.

Free cash flow was £2.0 billion, £0.2 billion lower than the prior year due principally to lower EBITDA, increased taxation and higher capital additions, offset by lower adverse working capital and higher dividends received. Net debt at 30 September 2013 was £25.7 billion which includes the £2.1 billion dividend we received from VZW in the period.

Adjusted earnings per share of 7.85 pence fell 2.6%; this is now reported excluding amortisation on certain acquired intangible assets. The Board is recommending an interim dividend per share of 3.53 pence, up 8.0% year-on-year.

Northern and Central Europe2
Organic service revenue in Northern and Central Europe fell 3.9%*, or 1.6%* excluding the impact of MTR cuts. Performance in our major European markets of Germany, the UK and the Netherlands remained under pressure due mainly to increasing price competition. Mobile in-bundle revenue grew 4.7%* and smartphone penetration increased 9 percentage points year-on-year to 39%.

Organic EBITDA6 fell 7.6%* and the EBITDA margin fell 1.4 percentage points due to service revenue declines in most markets.

Southern Europe2
Organic service revenue in Southern Europe fell 14.9%*, or 10.6%* excluding the impact of MTR cuts. Macroeconomic weakness continued across the region and a number of markets experienced intense price competition during the period. Mobile in-bundle revenue grew 8.9%* and smartphone penetration increased 8 percentage points year-on-year to 39%.

Organic EBITDA6 fell 23.0%* and the EBITDA margin fell 4.1 percentage points, primarily due to service revenue declines.

AMAP2

Organic service revenue in AMAP grew 5.8%* with strong revenue growth coming from the majority of our markets, driven by a higher customer base, increased customer usage and successful pricing strategies. Whilst voice remains the main driver of revenue growth in our emerging markets, the contribution from data is increasingly significant, with revenue from data growing by 30.8%* and now representing 15.8% of the region’s total service revenue.

Organic EBITDA6 increased 20.1%* and the EBITDA margin increased 3.2 percentage points to 33.5%. India, Vodacom, Ghana, Australia and Qatar all reported improved margins during the period.

CHIEF EXECUTIVE’S STATEMENT

Verizon Wireless

The profit contribution of VZW is reported in our first half results for five months only, up until the date we announced its proposed sale. Service revenue grew 7.5%*3 as increased smartphone penetration and higher data usage led to growth in the average revenue per account. The EBITDA margin of 42.9%3 improved by 1.3 percentage points due to efficiencies in operating expenses and direct costs.

We expect the VZW transaction to realise a gain on disposal of between £45 billion and £50 billion, which will be recognised on completion. The exact figure will depend on a number of variables, primarily the sterling/US dollar exchange rate and the Verizon share price at the time of completion.

Statutory results

On a statutory basis Group revenue was £19.1 billion, an increase of 2.5%. The increase was driven by the acquisition of CWW and TelstraClear in the prior year. Profit for the period from continuing operations increased by £20.0 billion to £15.7 billion, primarily as a result of the recognition of additional deferred tax of £14.7 billion in the current period and an impairment charge of £5.9 billion in the prior period.

Strategy update

In November 2012 we announced our ‘Vodafone 2015’ strategy to seize the attractive long-term opportunities and mitigate adverse factors in the telecommunications sector. This strategy outlined a new approach to our consumer offer and pricing in Europe, a growing focus on unified communications, and a strong commitment to emerging markets. Underpinning this strategy is our continuous investment in high speed data networks to enhance our customers’ experience. Additional value and efficiency will be delivered from scale as we focus on standardisation and simplification across the Group.

In Europe, despite the current tough macroeconomic and regulatory environment, the telecoms market is approaching a turning point:

•                  The demand for universal high speed data continues to grow, creating attractive growth opportunities in mobile and unified communications services in both the consumer and enterprise sectors;

•                  The economic environment is expected to recover, with a return to GDP growth forecast in 2013 and 2014 for Northern Europe and Southern Europe respectively; and

•                  The focus of regulation is showing some early signs of acknowledging the need to promote investment in the sector and permit consolidation.

In emerging markets, the regulatory framework is becoming increasingly clear, particularly in India, underpinning our expectations for continued strong growth and improving profitability.

Our Vodafone 2015 strategy has already created good momentum and achieved significant progress.

Consumer 2015

We now have 7.5 million Vodafone Red customers, ahead of our plan. We are therefore expecting to reach 11-12 million customers by March 2014. Smartphone penetration in Europe is now 39% and 57% of our mobile service revenue in Europe is in-bundle. Data usage continues to grow with average usage per device now 400MB per month. Through commercial arrangements, network investment or in-market acquisitions we are able to meet our customers’ growing demand for unified communications services.

Enterprise 2015

At the beginning of this year we created a new Group enterprise unit which has allowed us to build on our strengths in this segment. We continue to invest in areas of enterprise growth to further differentiate our global enterprise franchise, as well as to leverage the significant expertise and capability gained with our recent acquisitions of CWW and TelstraClear.

We offer an innovative product suite across our enterprise organisation. Vodafone Global Enterprise continues to serve our biggest multi-national accounts, delivering a market-leading portfolio of managed mobility services. We continue to develop Vodafone One Net, our unified communications solution for small and medium-sized companies. In machine-to-machine (‘M2M’), we have announced several new customer wins during the period. This segment continues to provide very attractive opportunities across many industry sectors as an increasing number of global businesses incorporate M2M communications into their core operations.

CHIEF EXECUTIVE’S STATEMENT

Network 2015

We want all of our customers to have an excellent data experience and we continue to invest in HSPA+, 4G and high capacity backhaul to deliver this. 56% of our 3G footprint in Europe now operates at peak speeds of 43.2 Mbps, up from 29% one year ago. We have launched 4G services in 14 markets, and now offer next generation unified communications capability in 12 markets. In our fixed network, we are introducing the latest fibre technology. We have also entered into commercial arrangements in a number of countries to secure access to third party fibre networks. Our fixed broadband services are now available in 17 markets.

Operations 2015

We are focused on simplifying our business and maximising benefits from our scale. Network and IT management is being unified across markets, we continue to centralise and standardise procurement, and business activities are being transferred to shared service centres, where we now have 8,700 employees working in lower cost centres of excellence. We are on target to deliver an absolute reduction in European4 operating expenses of £0.3 billion from these programmes in the current financial year.

Project Spring

The transition to 4G and unified communications, coupled with the economic outlook for Europe, makes this the right time for Vodafone to pursue further development and differentiation. The Vodafone 2015 strategy outlined above will be boosted by our new organic investment programme announced in September 2013, Project Spring. This significant additional investment gives us a unique opportunity to strengthen further our network and service differentiation.

We plan to invest approximately £7 billion in capex in the next two financial years, including up to £0.5 billion committed in the current financial year that is expected to lead to a cash outflow in the 2015 financial year. The investments are expected to improve competitive performance and deliver attractive returns. We expect to generate incremental free cash flow of over £1 billion in the 2019 financial year. The total cash payback is expected to be approximately seven years. We intend to grow dividends per share annually, reflecting our confidence in our ability to grow cash flows in the future.

The increased capex will result in higher operating expenses, with a peak impact on EBITDA, net of Project Spring benefits, of around £0.6 billion in the 2015 financial year. We expect the impact on EBITDA to be neutral by the 2017 financial year.

Mobile and fixed networks

In Europe we will invest around £3 billion to deliver deeper 3G coverage and capacity, and will accelerate our 4G network build, supported by single RAN and high capacity backhaul. We will deliver the best voice and video experience, using small cells and Wi-Fi to differentiate our network performance.

In AMAP we will invest around £1.5 billion to extend 3G coverage across major cities and key regions to provide wider voice coverage and the best data experience.

We will invest approximately £1 billion in unified communications. In Europe we will increase our xDSL and fibre footprint to provide competitive unified communications solutions to our customers. In AMAP we will establish a fibre footprint to enable converged services in key business areas.

Enterprise

Around £0.5 billion will be invested in our innovative enterprise product suite. We will significantly expand our geographic coverage for our core Enterprise business as well as M2M solutions and Vodafone One Net, whilst accelerating IP-VPN in nine major markets. We will increase our hosting capability and invest in traffic routing systems to build our carrier services business.

Customer experience

We will invest about £1 billion to enhance the customer experience across key touch points. This will include a greater retail presence in certain markets, the upgrade of existing retail stores and improvements to our mCare and online platforms. New and standardised systems will simplify Vodafone’s operations and improve the experience for our customers. We will drive faster deployment of mobile payment services in AMAP and selected European markets.

CHIEF EXECUTIVE’S STATEMENT

Our new organisational structure came into effect on 1 October 2013:

•                  The Northern and Central Europe and Southern Europe regions have merged into one Europe region, and Turkey now sits within the AMAP region;

•                  The Group Commercial and Operations function has expanded to include Enterprise, Brand, Consumer, Unified Communications, Terminals, Customer Operations and Partner Markets.

This new structure will ensure an efficient and effective delivery of our Vodafone 2015 strategy and Project Spring priorities.

Outlook and guidance

In September 2013 we issued pro forma guidance for the 2014 financial year, which excludes VZW and includes 100% of Vodafone Italy, both for the whole year. This pro forma guidance includes Vodafone’s remaining joint ventures (Australia, Fiji and Indus Towers), on an equity accounting basis, consistent with IFRS requirements.

The overall performance of the Group in the first half of the current financial year has been in line with our expectations. Our latest view of the likely overall business performance over the remainder of the year is consistent with that held when issuing pro forma guidance on 2 September 2013.

We are therefore on target to deliver adjusted operating profit of around £5 billion and free cash flow in the £4.5 – £5.0 billion range, on the guidance basis described above5.

Assuming completion of the VZW disposal and associated transactions in calendar Q1 2014, the Board intends to increase the final dividend per share (post share consolidation) by 8.0%. Together with the 3.53 pence interim dividend per share announced today, total dividends per share for the 2014 financial year are therefore expected to be 11.0 pence.

Notes:

1            The consideration is payable in US dollars and, as such, the sterling equivalent will be subject to movements in the US dollar / sterling foreign exchange rate. On 30 August 2013, being the last practicable date before announcement of the transaction, the exchange rate was £1: US$1.5482 and the conversion to sterling is set out for convenience.

2            Management basis includes the results of Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers, the Group’s joint ventures, on a proportionate consolidation basis. It also includes five months profit contribution from VZW. Southern Europe results include the results of Vodafone Italy, the Group’s joint venture in Southern Europe, on a proportionate consolidation basis. Results for AMAP include Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers, the Group’s joint ventures in AMAP, on a proportionate consolidation basis.

3             Based on VZW’s results for the period ended 2 September 2013 and the comparable five month period in the prior year.

4             Northern and Central Europe, Southern Europe and Common Functions, excluding restructuring costs and Project Spring.

5             See page 8 for more information on guidance.

6            Now reported excluding restructuring costs and significant one-off items of £121 million (2012: £63 million) and £107 million respectively in the six months ended 30 September 2013.

GROUP FINANCIAL HIGHLIGHTS

		Six months ended 30 September
		2013	2012	% change
	Page	£m	£m	Reported	Organic
Statutory basis[1,2]

Continuing operations:

Revenue	29	19,061	18,598	2.5	(1.6)

Operating profit/(loss)	29	2,196	(3,215)

Profit/(loss) before taxation	29	1,514	(3,881)

Profit/(loss) for the financial period[3]	29	15,711	(4,252)

Basic earnings/(loss) per share (pence)	29	32.10p	(8.81p)

Capital expenditure	23	2,329	2,038	14.3

Total operations:

Adjusted profit before tax[6]	11, 45	5,145	5,282	(2.6)

Adjusted effective tax rate[6]	11	29.3%	26.6%

Adjusted profit attributable to equity shareholders[6]	12, 45	3,815	3,974	(4.0)

Adjusted earnings per share (pence)[6]	12, 45	7.85p	8.06p	(2.6)

Cash generated by operations	23, 38	5,469	5,063	8.0

Free cash flow[4]	23	1,840	1,771	3.9

Net debt	23, 24	23,933	24,469	(2.2)

Management basis[1,2,5]

Service revenue	9	20,040	20,022	0.1	(4.2)

EBITDA[6]	9	6,609	6,702	(1.4)	(4.1)

EBITDA margin	9	30.0%	30.8%	(0.8pp )	(0.3pp )

Adjusted operating profit[6]	9	5,709	6,225	(8.3)	0.5

Free cash flow[4]	23	2,020	2,178	(7.3)

Notes:

1	Amounts presented at 30 September or for the six month period then ended.

2	See page 42 for “Use of non-GAAP financial information” and page 48 for “Definitions of terms”.

3

Includes the recognition of a deferred tax asset in respect of tax losses in Germany (£1,838 million) and Luxembourg (£15,831 million) and the estimated tax liability related to the rationalisation and reorganisation of our non-US assets prior to the disposal of our stake in VZW (£3,016 million).

4	All references to free cash flow are to amounts before licence and spectrum payments.

5

Management basis includes the results of Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers, the Group’s joint ventures, on a proportionate consolidation basis. It also includes five months profit contribution from VZW.

6	Now reported excluding restructuring costs and significant one-off items of £121 million (2012: £63 million) and £107 million respectively in the six months ended 30 September 2013.

GUIDANCE

Please see page 42 for “Use of non-GAAP financial information”, page 48 for “Definitions of terms” and page 49 for “Forward-looking statements”.

2014 financial year guidance

The Group revised its guidance following the announcement of the agreement to dispose of its US Group whose principal asset is its 45% interest in VZW. On a statutory basis, the Group’s financial results for the 2014 financial year will include the contribution of VZW up to the date of the sale announcement on 2 September 2013, and will include the additional 23% of Vodafone Italy only from the date of completion of that transaction, expected to be in calendar Q1 2014.

Management believes this statutory presentation will not be representative of performance. Therefore on 2 September 2013 we provided guidance on a pro forma basis, including 100% of Vodafone Italy and excluding results relating to VZW. This pro forma guidance includes Vodafone’s remaining joint ventures (principally Australia, Fiji and Indus Towers), on an equity accounted basis, consistent with IFRS requirements. On this basis the Group expects to deliver pro forma adjusted operating profit of around £5 billion and free cash flow of £4.5 to £5.0 billion for the 2014 financial year. Capital expenditure is expected to remain broadly stable on a constant currency basis, excluding Project Spring. The EBITDA margin is expected to decline slightly more in the second half of the 2014 financial year than in the first half. Our latest view of the likely overall business performance over the remainder of the year is consistent with that held when issuing pro forma guidance on 2 September 2013.

	Original guidance 2014 financial year £bn	Excluding results relating to VZW £bn	Including additional 23% of Italy £bn	Impact of joint venture accounting £bn	Pro forma guidance 2014 financial year £bn
Adjusted operating profit	12.0 – 12.8	(7.0 – 8.0)	0.3	(0.2)	Around 5.0

Free cash flow	Around 7.0	(3.0)	0.2	0.2	4.5 – 5.0

Assumptions

Pro forma guidance for the 2014 financial year is based on our current assessment of the global macroeconomic outlook and assumes certain foreign exchange rates including £1:€1.17, £1:INR 84.9 and £1:ZAR 14.3. It excludes the impact of licence and spectrum purchases, material tax settlement related payments, restructuring costs and purchase adjustments on the Vodafone Italy transaction, and assumes no material change to the current structure of the Group, except as stated above, and excludes the impact of Project Spring.

Actual foreign exchange rates may vary from the foreign exchange rate assumptions used. A 1% change in the sterling exchange rate would impact both adjusted operating profit and free cash flow by approximately £25 million with respect to the euro, approximately £5 million with respect to the India rupee, and approximately £10 million with respect to the South Africa rand.

FINANCIAL RESULTS

Group1

	Northern and Central	Southern	Africa, Middle East and Asia	Non- Controlled Interests and Common		Group on a management	Discontinued operations/ Joint	Group on a statutory basis for the six months ended 30 September
	Europe	Europe[2]	Pacific[2]	Functions[2,3]	Eliminations	basis[2]	ventures[4]	2013	2012
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Mobile in-bundle revenue	4,426	2,082	1,406	125	–	8,039	(1,061)	6,978	6,332
Mobile out-of-bundle revenue	2,082	1,424	3,213	2	–	6,721	(847)	5,874	6,443
Mobile incoming revenue	704	277	752	1	–	1,734	(239)	1,495	1,799
Fixed line revenue	1,827	478	271	99	(1)	2,674	(279)	2,395	1,710
Other service revenue	431	214	245	15	(33)	872	(82)	790	913
Service revenue[5]	9,470	4,475	5,887	242	(34)	20,040	(2,508)	17,532	17,197
Other revenue[5]	681	442	785	86	–	1,994	(465)	1,529	1,401
Revenue	10,151	4,917	6,672	328	(34)	22,034	(2,973)	19,061	18,598
Direct costs	(2,583)	(1,030)	(1,627)	(169)	34	(5,375)	630	(4,745)	(4,704)
Customer costs	(2,313)	(1,184)	(986)	7	–	(4,476)	545	(3,931)	(3,767)
Operating expenses	(2,410)	(1,164)	(1,825)	(175)	–	(5,574)	765	(4,809)	(4,531)
EBITDA[6]	2,845	1,539	2,234	(9)	–	6,609	(1,033)	5,576	5,596
Depreciation and amortisation:
Acquired intangibles	(71)	–	(263)	(5)	–	(339)	9	(330)	(320)
Purchased licences	(508)	(99)	(104)	–	–	(711)	86	(625)	(563)
Other	(1,341)	(769)	(943)	11	–	(3,042)	521	(2,521)	(2,336)
Share of result in associates and joint ventures	(5)	–	34	3,163	–	3,192	(2,969)	223	367
Adjusted operating profit[6]	920	671	958	3,160	–	5,709	(3,386)	2,323	2,744
Impairment loss						–	–	–	(5,900)
Restructuring costs and write-off of an asset relating to a regulatory case in Spain						(228)	60	(168)	(63)
Other income and expense						69	(28)	41	4
Operating profit/(loss)						5,550	(3,354)	2,196	(3,215)
Non-operating income and expense								(150)	1
Net financing costs								(532)	(667)
Income tax, excluding the recognition of additional deferred tax								(456)	(371)
Recognition of additional deferred tax[7]								14,653	–
Profit/(loss) for the financial period from continuing operations								15,711	(4,252)
Profit for the financial period from discontinued operations								2,353	2,360
Profit/(loss) for the financial period								18,064	(1,892)

Notes:

1	Current period results reflect average foreign exchange rates of £1:€1.17 and £1:US$1.54.

2

Includes Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers, the Group’s joint ventures, on a proportionate consolidation basis and five months profit contribution from VZW until the announcement of its disposal.

3	Common Functions primarily represent the results of the partner markets and the net result of unallocated central Group costs on a continuing basis.

4	Excludes joint ventures on a proportionate consolidation basis, but includes them on an equity accounting basis, and excludes on a continuing basis the profit contribution from VZW.

5	Revenue from network infrastructure arrangements is no longer recorded in service revenue. Comparative periods have been restated on a comparable basis.

6	Now reported excluding restructuring costs and significant one-off items of £121 million (2012: £63 million) and £107 million respectively in the six months ended 30 September 2013.

7

Includes the recognition of a deferred tax asset in respect of tax losses in Germany (£1,838 million) and Luxembourg (£15,831 million) and the estimated tax liability related to the rationalisation and reorganisation of our non-US assets prior to the disposal of our stake in VZW (£3,016 million).

FINANCIAL RESULTS

Revenue

Group revenue increased by 2.5% to £19.1 billion, with service revenue of £17.5 billion, a decline of 2.3%* on an organic basis. On a management basis, service revenue was £20.0 billion, a decline of 4.2%*. Our performance reflected strong growth in our emerging markets and continued demand for data services, offset by regulatory changes, challenging macroeconomic conditions in Europe and competitive pricing pressures.

In Northern and Central Europe service revenue declined by 3.9%* as growth in Turkey was more than offset by declines in all other markets, driven by the impact of MTR cuts, increased competition and macroeconomic conditions in some markets.

In Southern Europe service revenue on a management basis declined by 14.9%* as revenue declined in all of our major markets resulting from severe macroeconomic weakness, intense competition and the impact of MTR cuts.

In AMAP service revenue on a management basis increased by 5.8%* with good growth in most markets, partially offset by declines in Australia and New Zealand.

EBITDA and profit

Group EBITDA decreased by 0.4% to £5.6 billion primarily driven by lower revenue, partially offset by operating cost efficiencies. On a management basis, EBITDA was £6.6 billion, a decrease of 4.1%*.

Adjusted operating profit declined by 15.3%, primarily due to a decline in our share of results of associates and joint ventures, lower EBITDA and higher amortisation and depreciation. On a management basis, adjusted operating profit was £5.7 billion, an increase of 0.5%*.

Operating profit increased to £2.2 billion from a loss of £3.2 billion in the prior period, primarily as a result of the £5.9 billion impairment charge in the six months ended 30 September 2012.

Net financing costs

	Six months ended 30 September
	2013	2012
	£m	£m

Investment income	171	187
Financing costs	(703)	(854)
Net financing costs	(532)	(667)

Analysed as:
Net financing costs before interest on settlement of tax issues	(532)	(768)
Interest (expense)/income arising on settlement of outstanding tax issues	(9)	39
	(541)	(729)
Foreign exchange[1]	9	62
	(532)	(667)

Note:

1             Comprises foreign exchange rate differences reflected in the income statement in relation to certain intercompany balances.

Net financing costs before interest on settlement of tax issues have decreased by 30.7%, primarily due to the recognition of mark-to-market gains.

FINANCIAL RESULTS

Taxation

	Six months ended 30 September
	2013	2012
	£m	£m
Income tax expense:
– Continuing operations before recognition of deferred tax	456	371
– Discontinued operations	871	802
Total income tax expense	1,327	1,173
Recognition of additional deferred tax – continuing operations	(14,653)	–
Total tax (credit)/expense	(13,326)	1,173
Tax on adjustments to derive adjusted profit before tax	79	32
Recognition of a deferred tax asset for losses in Germany and Luxembourg	17,669	–
Deferred tax liability on US rationalisation and reorganisation	(3,016)	–
Adjusted income tax expense	1,406	1,205
Share of associates’ and joint ventures’ tax	166	292
Adjusted income tax expense for calculating adjusted tax rate	1,572	1,497

Profit/(loss) before tax:
– Continuing operations	1,514	(3,881)
– Discontinued operations	3,224	3,162
Total profit/(loss) before tax	4,738	(719)
Adjustments to derive adjusted profit before tax[1]	407	6,001
Adjusted profit before tax	5,145	5,282
Add: Share of associates’ and joint ventures’ tax and non-controlling interest	221	340
Adjusted profit before tax for calculating adjusted effective tax rate	5,366	5,622

Adjusted effective tax rate	29.3%	26.6%

Note:

1    See “Earnings/(loss) per share” on page 12.

Our adjusted effective tax rate for the six months ended 30 September 2013 was 29.3%, in line with our expectation for the year. The rate was negatively impacted by including six months of tax in respect of our US Group, but only including the profit contribution from VZW for five months. If only five months tax in respect of the US Group were included our adjusted effective tax rate would be 25.9%.

Our adjusted effective tax rate does not include the impact of the recognition of an additional deferred tax asset in respect of the Group’s historic tax losses in Germany (£1,838 million) and Luxembourg (£15,831 million), and the estimated US tax liability (£3,016 million) relating to the rationalisation and reorganisation of our non-US assets prior to the disposal of our interest in VZW.

The recognition of the additional deferred tax assets, which arose from losses in earlier years, was triggered by the agreement to dispose of the US group whose principal asset is its 45% interest in VZW, which removes significant uncertainty around both the availability of the losses in Germany and the future income streams in Luxembourg. Further details about the Group’s tax losses can be found in note 7 of our consolidated financial statements for the year ended 31 March 2013.

The Group expects to use these losses over a significant number of years; the actual use of these losses is dependent on many factors which may change, including the level of profitability in both Germany and Luxembourg, changes in tax law and changes to the structure of the Group.

FINANCIAL RESULTS

Earnings/(loss) per share

Adjusted earnings per share was 7.85 pence, a decrease of 2.6% year-on-year, reflecting lower adjusted operating profit primarily due to the cessation of equity accounting for VZW from 2 September 2013, partially offset by a reduction in shares arising from the Group’s share buyback programme. Basic earnings per share increased to 32.10 pence (30 September 2012: loss of 8.81 pence) due to the recognition of a deferred tax asset in the current period, as described above, and the impairment charge in the prior period, both of which are excluded from adjusted earnings per share.

	Six months ended 30 September
	2013	2012
	£m	£m

Profit/(loss) attributable to equity shareholders	17,954	(1,983)

Adjustments:
Impairment loss[1]	–	5,900
Amortisation of intangibles[2]	125	105
Restructuring costs and write-off of an asset relating to a regulatory case in Spain[3]	210	63
Other income and expense	(69)	(4)
Non-operating income and expense	150	(1)
Investment income and financing costs[4]	(9)	(62)
	407	6,001

Taxation[1,5]	(14,732)	(32)
Removing the additional month of tax in respect of the trading results of VZW[6]	181	–
Non-controlling interests	5	(12)
Adjusted profit attributable to equity shareholders[2]	3,815	3,974

	Million	Million
Weighted average number of shares outstanding – basic	48,600	49,310
Weighted average number of shares outstanding – diluted	48,798	49,310

Notes:

1             The impairment charge of £5,900 million in the six months ended 30 September 2012 did not result in any tax consequences.

2             The Group has redefined adjusted profit to exclude amortisation of acquired customer base and brand intangible assets.

3             Includes £103 million (2012: £63 million) of restructuring costs, net of tax relating to joint ventures, and £107 million (2012: £nil) relating to the write-off of an asset relating to a regulatory case in Spain.

4             See note 1 in “Net financing costs” on page 10.

5             Includes the recognition of a deferred tax asset in respect of tax losses in Germany (£1,838 million) and Luxembourg (£15,831 million) and the estimated tax liability relating to the rationalisation and reorganisation of our non-US assets prior to the disposal of our 45% interest in VZW (£3,016 million).

6             See “Taxation” on page 11.

FINANCIAL RESULTS

Northern and Central Europe

	Germany	UK	Other Northern and Central Europe	Eliminations	Northern and Central Europe	% change
	£m	£m	£m	£m	£m	£	Organic
30 September 2013
Mobile in-bundle revenue	1,834	1,224	1,368	–	4,426
Mobile out-of-bundle revenue	607	689	786	–	2,082
Mobile incoming revenue	156	194	354	–	704
Fixed line revenue	851	791	186	(1)	1,827
Other service revenue	183	160	100	(12)	431
Service revenue	3,631	3,058	2,794	(13)	9,470	4.6	(3.9)
Other revenue	269	167	246	(1)	681
Revenue	3,900	3,225	3,040	(14)	10,151	5.1	(3.5)
Direct costs	(858)	(892)	(847)	14	(2,583)
Customer costs	(923)	(765)	(625)	–	(2,313)
Operating expenses	(791)	(866)	(753)	–	(2,410)
EBITDA	1,328	702	815	–	2,845	0.3	(7.6)
Depreciation and amortisation:
Acquired intangibles	–	(47)	(24)	–	(71)
Purchased licences	(256)	(170)	(82)	–	(508)
Other	(483)	(432)	(426)	–	(1,341)
Share of result in associates and joint ventures	–	(6)	1	–	(5)
Adjusted operating profit	589	47	284	–	920	(20.1)	(22.7)

EBITDA margin	34.1%	21.8%	26.8%		28.0%

30 September 2012
Mobile in-bundle revenue	1,651	1,218	1,211	–	4,080
Mobile out-of-bundle revenue	732	734	873	–	2,339
Mobile incoming revenue	207	263	410	–	880
Fixed line revenue	848	24	451	(7)	1,316
Other service revenue	190	172	105	(31)	436
Service revenue	3,628	2,411	3,050	(38)	9,051
Other revenue	263	181	162	–	606
Revenue	3,891	2,592	3,212	(38)	9,657
Direct costs	(837)	(635)	(1,043)	38	(2,477)
Customer costs	(880)	(812)	(497)	–	(2,189)
Operating expenses	(751)	(560)	(843)	–	(2,154)
EBITDA	1,423	585	829	–	2,837
Depreciation and amortisation:
Acquired intangibles	–	(3)	(43)	–	(46)
Purchased licences	(241)	(166)	(49)	–	(456)
Other	(429)	(288)	(467)	–	(1,184)
Adjusted operating profit	753	128	270	–	1,151

EBITDA margin	36.6%	22.6%	25.8%		29.4%

Change at constant exchange rates	%	%	%
Mobile in-bundle revenue	4.4	0.5	9.4
Mobile out-of-bundle revenue	(22.0)	(6.1)	(12.4)
Mobile incoming revenue	(29.2)	(26.2)	(15.4)
Fixed line revenue	(5.7)	NM	(59.1)
Other service revenue	(9.7)	(7.0)	(6.5)
Service revenue	(5.9)	26.8	(10.7)
Other revenue	(3.6)	(7.7)	46.4
Revenue	(5.8)	24.4	(7.8)
Direct costs	3.6	40.5	20.2
Customer costs	1.3	(5.8)	(21.3)
Operating expenses	1.0	54.6	12.5
EBITDA	(12.3)	20.0	(5.3)
Depreciation and amortisation:
Acquired intangibles	–	NM	44.0
Purchased licences	0.1	2.4	(60.7)
Other	(5.8)	50.0	11.3
Share of result in associates and joint ventures	–	–	26.6
Adjusted operating profit	(26.6)	(63.3)	(1.1)

EBITDA margin movement (pps)	(2.5)	(0.8)	0.7

Note:

NM – Not meaningful.

FINANCIAL RESULTS

Revenue increased by 5.1%, including a 3.5 percentage point favourable impact from foreign exchange rate movements and a 5.1 percentage point positive impact from M&A and other activity. On an organic basis service revenue declined by 3.9%*, driven by challenging macroeconomic conditions in some markets, increased competition and the impact of MTR cuts, partially offset by continued growth of mobile in-bundle revenue. Organic growth in Turkey was more than offset by declines in all other markets.

EBITDA increased by 0.3%, including a 4.2 percentage point favourable impact from foreign exchange rate movements and a 3.7 percentage point positive impact from M&A and other activity. On an organic basis EBITDA decreased by 7.6%*, resulting from a reduction in service revenue in most markets and higher customer investment due to the increased penetration of smartphones.

	Organic	Other	Foreign	Reported
	change	activity[1]	exchange	change
	%	pps	pps	%

Northern and Central Europe revenue	(3.5)	5.1	3.5	5.1

Service revenue
Germany	(5.6)	(0.3)	6.0	0.1
UK	(4.4)	31.2	–	26.8
Other Northern and Central Europe	(0.9)	(9.8)	2.3	(8.4)
Northern and Central Europe service revenue	(3.9)	5.1	3.4	4.6

EBITDA
Germany	(12.6)	0.3	5.6	(6.7)
UK	(3.9)	23.9	–	20.0
Other Northern and Central Europe	(1.2)	(4.1)	3.6	(1.7)
Northern and Central Europe EBITDA	(7.6)	3.7	4.2	0.3

Adjusted operating profit
Germany	(27.0)	0.4	4.8	(21.8)
UK	(22.0)	(41.3)	–	(63.3)
Other Northern and Central Europe	(12.3)	11.2	6.3	5.2
Northern and Central Europe adjusted operating profit	(22.7)	(1.7)	4.3	(20.1)

Note:

1                  “Other activity” includes the impact of M&A activity and the revision to intra-group roaming charges from 1 April 2013. Refer to note 4 on page 47 for more details.

Germany

Service revenue decreased by 5.6%*, driven by intense price competition in both the consumer and enterprise segments. The consumer contract customer base returned to growth during Q2, driven by Vodafone Red price plans, with more than 1.8 million customers at 30 September 2013. Mobile in-bundle revenue increased by 4.4%* as a result of growth in integrated Vodafone Red offers. This was more than offset by a decline in mobile out-of-bundle revenue of 22.0%*. Prepaid revenue continues to be impacted by a lower customer base.

The roll out of 4G services continued, with a focus on urban areas, and was available in all major cities with overall population coverage of 66% at 30 September 2013.

EBITDA declined by 12.6%* primarily driven by lower service revenue. The EBITDA margin fell by 2.7* percentage points as a result. On an underlying basis operating costs remained stable as higher network energy costs were offset by other savings.

On 14 October 2013 Vodafone announced that the public takeover offer of Kabel Deutschland Holding AG had been completed and settled, with Vodafone holding 76.57% of the share capital.

UK

Service revenue decreased by 4.4%* principally driven by continued intense price competition and an MTR cut effective from April 2013. Consumer contract service revenue is growing. Mobile in-bundle revenue grew by 0.5%* supported by customer growth and the increased take-up of Vodafone Red price plans. Mobile out-of-bundle revenue declined by 6.1%*. In August 2013 Vodafone UK launched 4G commercial services in London, with roll out to a further twelve cities planned by the end of the financial year.

The UK portion of Cable & Wireless Worldwide plc (‘CWW’) was integrated into Vodafone UK from 1 April 2013, which was earlier than planned. The business has been rebranded to Vodafone and converged offers have been launched in the enterprise sector. Integration costs and synergies remain on track and technical integration continues to progress well.

FINANCIAL RESULTS

EBITDA declined by 3.9%*, driven by lower revenue, but partially offset by a 0.5* percentage point improvement in EBITDA margin as a result of operating cost savings.

Other Northern and Central Europe

Service revenue decreased by 0.9%* as growth in Turkey was more than offset by declines in the rest of Other Northern and Central Europe. Service revenue in Turkey increased by 10.1%*, including a 4.1 percentage point impact from voice and SMS MTR cuts effective from 1 July 2013. Mobile in-bundle revenue grew by 25.6%* driven by higher smartphone penetration, the introduction of Vodafone Red price plans in May 2013, and continued growth in enterprise. In the Netherlands, service revenue declined by 4.7%*, broadly in line with the market.

In August 2013 we launched 4G commercial services in the Netherlands with coverage of the major metropolitan areas, “Randstad”, and roll out continues in the rest of the country.

EBITDA declined by 1.2%*, with a 0.8* percentage point reduction in the EBITDA margin, as margin improvement in Turkey, driven by the increase in scale and cost management, was offset by declines in most other markets primarily resulting from lower revenue.

FINANCIAL RESULTS

Southern Europe1

	Italy[1]	Spain	Other Southern Europe	Eliminations	Southern Europe on a management basis[1]	% change[1]
	£m	£m	£m	£m	£m	£	Organic
30 September 2013
Mobile in-bundle revenue	777	983	322	–	2,082
Mobile out-of-bundle revenue	732	362	330	–	1,424
Mobile incoming revenue	137	87	53	–	277
Fixed line revenue	279	161	38	–	478
Other service revenue	78	101	40	(5)	214
Service revenue	2,003	1,694	783	(5)	4,475	(10.1)	(14.9)
Other revenue	214	145	84	(1)	442
Revenue	2,217	1,839	867	(6)	4,917	(8.6)	(13.5)
Direct costs	(492)	(384)	(159)	5	(1,030)
Customer costs	(409)	(602)	(174)	1	(1,184)
Operating expenses	(498)	(431)	(235)	–	(1,164)
EBITDA	818	422	299	–	1,539	(19.1)	(23.0)
Depreciation and amortisation:
Purchased licences	(78)	(5)	(16)	–	(99)
Other	(320)	(303)	(146)	–	(769)
Share of result in associates and joint ventures	–	–	–	–	–
Adjusted operating profit	420	114	137	–	671	(39.3)	(41.7)

EBITDA margin	36.9%	22.9%	34.5%		31.3%

30 September 2012
Mobile in-bundle revenue	592	901	305	–	1,798
Mobile out-of-bundle revenue	1,090	544	378	–	2,012
Mobile incoming revenue	221	148	99	–	468
Fixed line revenue	272	160	34	–	466
Other service revenue	95	105	45	(11)	234
Service revenue	2,270	1,858	861	(11)	4,978
Other revenue	158	109	134	(1)	400
Revenue	2,428	1,967	995	(12)	5,378
Direct costs	(542)	(429)	(231)	11	(1,191)
Customer costs	(366)	(555)	(166)	1	(1,086)
Operating expenses	(487)	(448)	(263)	–	(1,198)
EBITDA	1,033	535	335	–	1,903
Depreciation and amortisation:
Purchased licences	(50)	(5)	(11)	–	(66)
Other	(293)	(283)	(157)	–	(733)
Share of result in associates and joint ventures	–	–	1	–	1
Adjusted operating profit	690	247	168	–	1,105

EBITDA margin	42.5%	27.2%	33.7%		35.4%

Change at constant exchange rates	%	%	%
Mobile in-bundle revenue	23.5	2.5	(0.6)
Mobile out-of-bundle revenue	(36.9)	(37.5)	(18.3)
Mobile incoming revenue	(41.9)	(44.2)	(47.8)
Fixed line revenue	(3.6)	(5.8)	6.3
Other service revenue	(22.2)	(9.7)	(20.1)
Service revenue	(17.0)	(14.3)	(14.4)
Other revenue	27.1	24.8	(41.7)
Revenue	(14.2)	(12.1)	(18.1)
Direct costs	14.5	15.7	35.5
Customer costs	(4.9)	(1.9)	1.2
Operating expenses	3.8	9.6	15.9
EBITDA	(25.6)	(25.9)	(16.1)
Depreciation and amortisation:
Purchased licences	(48.1)	–	(32.9)
Other	(2.4)	(0.4)	11.0
Share of result in associates and joint ventures	–	–	(39.2)
Adjusted operating profit	(42.8)	(56.6)	(24.2)

EBITDA margin movement (pps)	(5.7)	(4.2)	0.8

Note:

1             Includes Vodafone Italy, the Group’s joint venture in Southern Europe, on a proportionate consolidation basis.

FINANCIAL RESULTS

Revenue decreased by 8.6% including a 5.5 percentage point impact from favourable foreign exchange rate movements. On an organic basis service revenue declined by 14.9%* , driven by the impact of MTR cuts, severe macroeconomic weakness and intense competition, partially offset by growth in data revenue. Revenue declined in all of the major markets in the region.

EBITDA declined by 19.1%, including a 4.9 percentage point favourable impact from foreign exchange rate movements. On an organic basis EBITDA decreased by 23.0%*, resulting from a reduction in service revenue in most markets.

	Organic	Other	Foreign	Reported
	change	activity[2]	exchange	change
	%	pps	pps	%

Southern Europe revenue[1]	(13.5)	(0.6)	5.5	(8.6)
Service revenue
Italy[1]	(16.7)	(0.3)	5.2	(11.8)
Spain	(13.4)	(0.9)	5.5	(8.8)
Other Southern Europe	(13.5)	(0.9)	5.3	(9.1)
Southern Europe service revenue[1]	(14.9)	(0.6)	5.4	(10.1)

EBITDA
Italy[1]	(25.4)	(0.2)	4.8	(20.8)
Spain	(23.7)	(2.2)	4.8	(21.1)
Other Southern Europe	(14.6)	(1.5)	5.4	(10.7)
Southern Europe EBITDA[1]	(23.0)	(1.0)	4.9	(19.1)

Adjusted operating profit
Italy[1]	(42.5)	(0.3)	3.7	(39.1)
Spain	(53.7)	(2.9)	2.8	(53.8)
Other Southern Europe	(21.4)	(2.8)	5.7	(18.5)
Southern Europe adjusted operating profit[1]	(41.7)	(1.3)	3.7	(39.3)

Notes:

1                  Includes Vodafone Italy, the Group’s joint venture in Southern Europe, on a proportionate consolidation basis.

2                  “Other activity” includes the impact of M&A activity and the revision to intra-group roaming charges from 1 April 2013. Refer to note 4 on page 47 for more details.

Italy

Service revenue declined by 16.7%* driven by a challenging macroeconomic and competitive environment, leading to intense price competition, as well as the impact of MTR cuts effective from July 2012. Mobile in-bundle revenue grew by 23.5%* driven by the take-up of Vodafone Red price plans, which have had a positive impact on consumer contract customer additions and churn, and higher smartphone penetration.

Vodafone Italy has brought fibre services to thirty-four cities. Broadband revenue grew at 4.7%* in Q2, driven by continued positive broadband net additions.

EBITDA declined by 25.4%* driven by the lower service revenue partially offset by strong efficiency plans delivered both on commercial and operating costs. The EBITDA margin declined 5.7* percentage points.

Spain

Service revenue declined by 13.4%* driven by continued macroeconomic weakness, the impact of an MTR cut effective from July 2013 and the lower, but stabilising, customer base. A better commercial performance and lower contract customer churn has led to the continued improvement in the net customer additions trend. Competition remains intense with the continued popularity of discounted converged consumer offers in the market, which is putting pricing pressure on mobile and fixed services. Mobile in-bundle revenue grew by 2.5%* driven by the higher take-up of Vodafone Red price plans, which continue to perform well. The rate of fixed line revenue decline slowed to 4.1%* in Q2 due to continued growth in the customer base driven by take-up of converged fixed/mobile plans.

In May 2013 Vodafone was the first operator to launch 4G services in Spain, initially in seven cities. By November 2013 services had been rolled out to fifteen cities.

FINANCIAL RESULTS

EBITDA declined by 23.7%*, with a 3.7* percentage point decline in EBITDA margin, primarily driven by the lower revenue. This was partially offset by strong operating cost efficiencies primarily related to the restructuring plan carried out at the end of the 2013 financial year.

Other Southern Europe

Service revenue fell by 13.5%*, driven by declines in Greece and Portugal. Macroeconomic weakness, price competition and MTR cuts resulted in service revenue declines of 17.8%* and 9.8%* in Greece and Portugal, respectively. In Greece the active customer base has started to stabilise as a result of successful migration management and more customers transferring from competitors, whilst in Portugal the broadband customer base has increased as fibre roll out is accelerated.

EBITDA declined by 14.6%* primarily driven by lower service revenue, partially offset by operating cost efficiencies.

FINANCIAL RESULTS

Africa, Middle East and Asia Pacific1

	India[1]	Vodacom	Other AMAP	Eliminations	AMAP on a management basis[1]	% change
	£m	£m	£m	£m	£m	£	Organic
30 September 2013
Mobile in-bundle revenue	297	518	591	–	1,406
Mobile out-of-bundle revenue	1,329	1,180	704	–	3,213
Incoming revenue	354	170	228	–	752
Fixed line revenue	12	1	258	–	271
Other service revenue	46	142	57	–	245
Service revenue[2]	2,038	2,011	1,838	–	5,887	(0.5)	5.8
Other revenue[2]	219	431	135	–	785
Revenue	2,257	2,442	1,973	–	6,672	1.2	7.0
Direct costs	(632)	(383)	(612)	–	(1,627)
Customer costs	(80)	(658)	(248)	–	(986)
Operating expenses	(827)	(513)	(485)	–	(1,825)
EBITDA	718	888	628	–	2,234	11.9	20.1
Depreciation and amortisation:
Acquired intangibles	(139)	(96)	(28)	–	(263)
Purchased licences	(37)	(2)	(65)	–	(104)
Other	(391)	(210)	(342)	–	(943)
Share of result in associates and joint ventures	–	–	34	–	34
Adjusted operating profit	151	580	227	–	958	21.0	35.8
EBITDA margin	31.8%	36.4%	31.8%		33.5%
30 September 2012
Mobile in-bundle revenue	246	555	577	–	1,378
Mobile out-of-bundle revenue	1,244	1,271	768	–	3,283
Incoming revenue	332	226	242	–	800
Fixed line revenue	9	91	99	–	199
Other service revenue	56	144	59	(1)	258
Service revenue[2]	1,887	2,287	1,745	(1)	5,918
Other revenue[2]	151	370	151	–	672
Revenue	2,038	2,657	1,896	(1)	6,590
Direct costs	(618)	(505)	(591)	1	(1,713)
Customer costs	(102)	(661)	(282)	–	(1,045)
Operating expenses	(741)	(552)	(543)	–	(1,836)
EBITDA	577	939	480	–	1,996
Depreciation and amortisation:
Acquired intangibles	(146)	(123)	(19)	–	(288)
Purchased licences	(37)	(1)	(59)	–	(97)
Other	(310)	(234)	(298)	–	(842)
Share of result in associates and joint ventures	–	–	23	–	23
Adjusted operating profit	84	581	127	–	792
EBITDA margin	28.3%	35.3%	25.3%		30.3%
Change at constant exchange rates	%	%	%
Mobile in-bundle revenue	26.8	7.8	6.1
Mobile out-of-bundle revenue	12.2	4.3	(2.3)
Incoming revenue	11.9	(15.1)	0.8
Fixed line revenue	45.1	(99.5)	160.9
Other service revenue	(12.3)	10.1	(4.0)
Service revenue[2]	13.5	(1.2)	10.6
Other revenue[2]	53.0	33.8	(8.6)
Revenue	16.4	3.5	9.0
Direct costs	(7.6)	18.0	(8.3)
Customer costs	17.6	(14.7)	8.5
Operating expenses	(17.2)	(3.0)	6.9
EBITDA	30.9	8.3	38.9
Depreciation and amortisation:
Acquired intangibles	–	9.5	(55.2)
Purchased licences	(5.0)	(163.0)	(13.0)
Other	(32.7)	(0.8)	(19.8)
Share of result in associates and joint ventures	–	–	45.6
Adjusted operating profit	90.2	15.0	97.9
EBITDA margin movement (pps)	3.5	1.6	6.9

Notes:

1                  Includes Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers, the Group’s joint ventures in AMAP, on a proportionate consolidation basis.

2                  Revenue from network infrastructure arrangements is no longer recorded in service revenue. Comparative periods have been restated on a comparable basis.

FINANCIAL RESULTS

Revenue grew by 1.2% including an 8.1 percentage point adverse impact from foreign exchange rate movements, particularly with regard to the Indian rupee and the South African rand. On an organic basis service revenue grew by 5.8%* driven by a higher customer base, increased customer usage and successful pricing strategies, partially offset by the impact of MTR reductions, regulatory pressures, and a general weakening in macroeconomic conditions in certain countries. Growth was led by strong performances in India, Qatar and Ghana, and robust performances in Vodacom and Egypt, offset by service revenue declines in Australia and New Zealand.

EBITDA increased by 11.9%, including a 10.8 percentage point adverse impact from foreign exchange rate movements. On an organic basis, EBITDA grew by 20.1%*  driven primarily by strong growth in India, Vodacom, Australia and Egypt as well as improved contributions from Qatar and Ghana, offset in part by a decline in New Zealand.

	Organic	Other	Foreign	Reported
	change	activity[2]	exchange	change
	%	pps	pps	%

AMAP revenue[1]	7.0	2.3	(8.1)	1.2

Service revenue
India[1]	13.5	–	(5.5)	8.0
Vodacom	3.9	(5.1)	(10.9)	(12.1)
Other AMAP[1]	0.3	10.3	(5.3)	5.3
AMAP service revenue[1]	5.8	1.4	(7.7)	(0.5)

EBITDA
India[1]	30.9	–	(6.5)	24.4
Vodacom	8.0	0.3	(13.7)	(5.4)
Other AMAP[1]	28.4	10.5	(8.1)	30.8
AMAP EBITDA[1]	20.1	2.6	(10.8)	11.9

Adjusted operating profit
India[1]	90.2	–	(10.4)	79.8
Vodacom[1]	14.2	0.8	(15.2)	(0.2)
Other AMAP	91.7	6.2	(19.2)	78.7
AMAP adjusted operating profit[1]	35.8	1.4	(16.2)	21.0

Notes:

1                  India includes Indus Towers, other AMAP includes Vodafone Hutchison Australia and Vodafone Fiji, and AMAP includes Indus Towers, Vodafone Hutchison Australia and Vodafone Fiji, the Group’s joint ventures in AMAP, on a proportionate consolidation basis.

2                  “Other activity” includes the impact of M&A activity, the impact of Indus Towers revising its accounting for energy cost recharges and the revision to intra-group roaming charges from 1 April 2013. Refer to note 4 on page 47 for more details.

India

Service revenue increased by 13.5%* driven by strong growth in mobile voice minutes, a higher rate per minute and increased mobile internet usage. Customer additions benefited from a number of operators reducing their presence during the previous year.

Data usage grew by 125%, primarily due to a 33% increase in mobile internet users and a 71% increase in usage per customer. At 30 September 2013 active data customers totalled 42.5 million, including approximately 4.5 million 3G subscribers, and M-Pesa was available in eight circles.

EBITDA grew by 30.9%*, with a 4.4* percentage point increase in EBITDA margin, driven by the higher revenue, operating cost efficiencies, and lower direct costs.

FINANCIAL RESULTS

Vodacom

Service revenue grew by 3.9%* driven by growth in Vodacom’s mobile operations outside South Africa. Service revenue growth in South Africa was flat on an organic basis as strong growth in data, driven by higher smartphone penetration and the strong demand for prepaid bundles, was offset by the 2.8* percentage point impact of an MTR cut effective from March 2013, competitive pricing pressures and lower consumer confidence. Mobile in-bundle revenue increased by 3.7%* driven by the sustained take-up of integrated price plans. Vodacom continued to roll out its LTE network in South Africa, with 727 LTE sites operational at 30 September 2013.

Vodacom’s mobile operations outside South Africa delivered service revenue growth of 17.9%*, excluding Vodacom Business Africa, driven by a higher customer base, M-Pesa revenue growth in Tanzania and and accelerated network rollout in Mozambique. M-Pesa continues to perform well, and is now operational in all of the Vodacom mobile operations outside of South Africa, with approximately 5.6 million active users, mostly in Tanzania.

EBITDA increased by 8.0%*, with a stable EBITDA margin, driven by revenue growth and the management of inflationary cost pressures in Vodacom’s mobile operations outside of South Africa.  Operating expenses in South Africa remained flat.

On 30 September 2013 Vodacom announced the potential acquisition of Neotel, a converged South African fixed line telecommunications operator. Finalisation of the transaction is subject to the successful conclusion of commercial negotiations and receiving the requisite regulatory and corporate approvals.

Other AMAP

Service revenue was stable at 0.3%* , with growth in Qatar, Egypt and Ghana being offset by declines in New Zealand and Australia. In Egypt service revenue increased by 3.6%*, despite the continued macroeconomic and political instability, due to the growth in the customer base, higher data usage and a successful pricing strategy. In July 2013 Egypt launched Vodafone Cash, a mobile money transfer system. Service revenue growth in Qatar was driven by strong net customer additions and the success of contract and international calling promotions. In Ghana service revenue grew by 20.8%* driven by an increase in customers and higher data usage in both consumer and enterprise.

EBITDA grew by 28.4%*, with a 7.2* percentage point improvement in EBITDA margin, resulting from improved contributions from Australia, Qatar, Ghana and Egypt, partially offset by declines in New Zealand.

Our joint venture in Australia experienced a service revenue decline of 8.1%*, which was lower than the 14.8%* service revenue decline for the six months ended 30 September 2012. Network performance has improved significantly in recent months, including the launch of a high speed 4G network, however the business continues to be impacted by weak brand perception.

FINANCIAL RESULTS

Non-Controlled Interests

Verizon Wireless1, 2

	Six months ended 30 September
	2013[1]	2012
	£m	£m

Service revenue	9,000	9,671
Revenue	9,955	10,703
EBITDA	4,274	4,493
Interest	(20)	(13)
Tax[2]	(50)	(62)
Group’s share of result in VZW	3,163	3,197

On 2 September 2013 Vodafone announced it had reached an agreement with Verizon Communications Inc. to dispose of its US Group whose principal asset is its 45% interest in VZW. The Group ceased recognising its share of results in VZW on 2 September 2013, and classified its investment as a held for sale asset and the results as a discontinued operation.

Service revenue growth was 7.5%*3, driven by the average revenue per account growth from increased smartphone penetration and higher data usage.

EBITDA margin improved by 1.3*3 percentage points to 42.9%*3 due to efficiencies in operating expenses and direct costs.

Notes:

1            All amounts represent the Group’s share based on its 45% partnership interest, unless otherwise stated. Results for the six months ended 30 September 2013 only include results to 2 September 2013, the date the Group announced its intention to dispose of its 45% interest.

2            The Group’s share of the tax attributable to VZW relates only to the corporate entities held by the VZW partnership and certain US state taxes which are levied on the partnership. The tax attributable to the Group’s share of the partnership’s pre-tax profit is included within the Group tax charge.

3            Based on VZW’s results for the period ended 2 September 2013.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows and funding

	Six months ended 30 September
	2013	2012	2013	2012
	Management basis[1]		Statutory basis
	£m	£m	£m	£m

EBITDA	6,609	6,702	5,576	5,596
Working capital	(94)	(524)	15	(542)
Other[2]	(181)	14	(122)	9
Cash generated by operations	6,334	6,192	5,469	5,063
Cash capital expenditure[3]	(3,292)	(3,017)	(2,869)	(2,519)
Capital expenditure	(2,702)	(2,516)	(2,329)	(2,038)
Working capital movement in respect of capital expenditure	(590)	(501)	(540)	(481)
Disposal of property, plant and equipment	35	54	32	32
Operating free cash flow	3,077	3,229	2,632	2,576
Taxation	(1,621)	(1,291)	(1,491)	(1,157)
Dividends received from associates and investments[4]	1,425	1,119	1,453	1,166
Dividends paid to non-controlling shareholders in subsidiaries	(150)	(247)	(150)	(247)
Interest received and paid	(711)	(632)	(604)	(567)
Free cash flow	2,020	2,178	1,840	1,771
Tax settlement			(100)	(100)
Licence and spectrum payments			(158)	(346)
Acquisitions and disposals[5]			(131)	(1,297)
Equity dividends paid			(3,360)	(3,193)
Purchase of treasury shares			(1,033)	(1,126)
Foreign exchange			1,902	909
Income dividend from VZW			2,067	–
Other[6]			394	1,914
Net debt decrease/(increase)			1,421	(1,468)
Opening net debt			(25,354)	(23,001)
Closing net debt			(23,933)	(24,469)

Notes:

1	Management basis includes Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers, the Group’s joint ventures, on a proportionate consolidation basis.

2	Management basis includes £121 million of restructuring costs (2012: £63 million) and £107 million (2012: £nil) being the write-off of an asset relating to a regulatory case in Spain.

3	Cash capital expenditure comprises the purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments, during the period.

4	Dividends received from associates and investments for the six months ended 30 September 2013 includes a £1,422 million (2012: £1,114 million) tax distribution from the Group’s 45% interest in VZW.

5

Acquisitions and disposals for the six months ended 30 September 2012 primarily included the £1,050 million payment in relation to the acquisition of the entire share capital of CWW and £243 million in respect of convertible bonds acquired as part of the CWW acquisition.

6

Other for the six months ended 30 September 2012 primarily included the remaining £1,499 million consideration from the disposal of our SoftBank Mobile Corp. interests in November 2010, which was received in April 2012.

Cash generated by operations on a management basis1 increased by 2.3% to £6.3 billion, primarily driven by working capital movements which more than offset the lower EBITDA. Free cash flow on a management basis1 decreased by 7.3% to £2.0 billion as the lower EBITDA, higher cash capital expenditure and higher payments for taxation were partially offset by working capital movements and higher dividends received from associates and investments.

Cash capital expenditure on a management basis1 increased by £0.3 billion to £3.3 billion primarily driven by investments in the Group’s networks, particularly the 4G networks in Germany and the UK.

Payments for taxation on a management basis1 increased by 25.6% to £1.6 billion primarily due to increased US profits and a reduction in the rate of accelerated tax depreciation in the US.

Dividends received from associates and investments on a management basis1 increased by £0.3 billion to £1.4 billion due to the receipt of higher tax distributions from VZW to cover the higher tax liabilities in the US.

A foreign exchange gain of £1.9 billion arose on outstanding net debt items due to favourable exchange rate movements, primarily due to the weakening of the Indian rupee and US dollar against sterling.

LIQUIDITY AND CAPITAL RESOURCES

Analysis of net debt:

	30 September	31 March
	2013	2013
	£m	£m

Cash and cash equivalents	5,620	7,531

Short-term borrowings
Bonds	(3,977)	(2,133)
Commercial paper[1]	(4,234)	(4,054)
Put options over non-controlling interests	(924)	(938)
Bank loans	(1,567)	(2,438)
Other short-term borrowings[2]	(1,299)	(2,237)
	(12,001)	(11,800)

Long-term borrowings
Put options over non-controlling interests	(9)	(77)
Bonds, loans and other long-term borrowings	(21,982)	(27,827)
	(21,991)	(27,904)

Other financial instruments[3]	4,439	6,819
Net debt	(23,933)	(25,354)

Notes:

1	At 30 September 2013 US$3,174 million was drawn under the US commercial paper programme; €2,711 million and US$10 million were drawn under the euro commercial paper programme.

2	At 30 September 2013 the amount includes £1,062 million (31 March 2013: £1,151 million) in relation to cash received under collateral support agreements.

3

Comprises i) mark-to-market adjustments on derivative financial instruments which are included as a component of trade and other receivables (six months ended 30 September 2013: £2,865 million; 31 March 2013: £3,031 million) and trade and other payables (six months ended 30 September 2013: £1,043 million; 31 March 2013: £1,100 million); ii) short-term investments primarily in index linked government bonds and a managed investment fund included as a component of other investments (six months ended 30 September 2013: £3,832 million; 31 March 2013: £4,888 million); and iii) US preference share debt held in discontinued operations of US$1,966 million (£1,215 million).

Net debt decreased by £1.4 billion to £23.9 billion, primarily due to the £2.1 billion income dividend from VZW, positive free cash flow and favourable foreign exchange rate movements, partially offset by share buybacks and dividend payments to equity shareholders.

The following table sets out the Group’s undrawn committed bank facilities:

		30 September
		2013
	Maturity	£m

US$4.2 billion committed revolving credit facility1 2	March 2017	2,623
€4.2 billion committed revolving credit facility[1]	July 2015	3,537
Other committed credit facilities	Various	2,946
Undrawn committed facilities		9,106

Notes:

1	Both facilities support US and euro commercial paper programmes of up to US$15 billion and £5 billion, respectively.

2	US$155 million of this facility matures March 2016.

The Group’s £4,234 million of commercial paper maturing within one year is covered 2.2 times by the £9,106 million of undrawn committed facilities. In addition, the Group has historically generated significant amounts of free cash flow which has been allocated to pay dividends, repay maturing borrowings and pay for discretionary spending. The Group currently expects to continue generating significant amounts of free cash flow.

The Group has a €30 billion euro medium-term note (‘EMTN’) programme and a US shelf registration programme which are used to meet medium to long-term funding requirements. At 30 September 2013 the total amounts in issue under these programmes split by currency were US$21.2 billion, €7.2 billion and £2.6 billion.

At 30 September 2013 the Group had bonds outstanding with a nominal value of £21.7 billion (31 March 2013: £22.8 billion). No bonds were issued in the six months ended 30 September 2013.

LIQUIDITY AND CAPITAL RESOURCES

Special distribution

On 2 September 2013 the Group announced that it had reached agreement to dispose of its US Group whose principal asset is its 45% interest in VZW to Verizon Communications Inc. (‘Verizon’), Vodafone’s joint venture partner, for a total consideration of US$130 billion (£84 billion).

The consideration1 (subject to certain adjustments) comprises:

•                     US$58.9 billion (£38.0 billion) in cash;

•                     US$60.2 billion (£38.9 billion) in Verizon shares2;

•                     US$5.0 billion (£3.2 billion) in the form of Verizon loan notes;

•                     US$3.5 billion (£2.3 billion) in the form of Verizon’s 23% minority interest in Vodafone Italy; and

•                     US$2.5 billion (£1.6 billion) through the assumption by Verizon of Vodafone net liabilities relating to the US Group.

Notes:

1               The consideration is payable in US dollars and, as such, the sterling equivalent will be subject to movements in the US dollar / sterling foreign exchange rate. On 30 August 2013, being the last practicable date before announcement of the transaction, the exchange rate was £1: US$1.5482 and the conversion to sterling is set out for convenience.

2               Assuming the Verizon share price is within the range of US$47–51 per share. As at 30 August 2013, the Verizon closing share price was US$47.38.

Subject to certain conditions, including regulatory approval, the transaction is expected to complete in the first quarter of the 2014 calendar year. Following completion, Vodafone shareholders are expected to receive all of the Verizon shares and US$23.9 billion of cash (the ‘Return of Value’) totalling US$84.0 billion (£54.3 billion) (on the basis set out above). Verizon has the right to increase the cash portion of the total consideration by up to US$15 billion, and to decrease the number of Verizon shares to be issued accordingly. If Verizon exercises this right, the intended distribution to Vodafone shareholders will include this additional cash in lieu of the relevant number of Verizon shares.

Subject to certain conditions, including shareholder approval, it is intended that the Return of Value will be carried out in the form of a B share scheme pursuant to a Court-approved scheme of arrangement and associated reduction of capital (the ‘Scheme’). The Scheme provides shareholders (other than shareholders in the US and certain other jurisdictions) with the flexibility to receive their proceeds as either an income or capital return.

Under the Scheme, Vodafone shareholders will be issued unlisted, non-voting bonus shares, which will shortly thereafter either be cancelled in consideration of the relevant amount of Verizon shares and cash or the holders will receive the relevant amount of Verizon shares and cash in satisfaction of a special distribution on the bonus shares, depending on shareholder elections and subject to applicable securities laws. It is intended that there will be no difference in the amount of Verizon shares and cash distributed to Vodafone shareholders as a result of their election.

The Scheme will also provide for a share consolidation, pursuant to which the existing ordinary shares will be consolidated into a lower number of new ordinary shares. The share consolidation is intended to result in the share price of a new ordinary share being, so far as practicable and subject to normal market movements, equal to the price of an existing ordinary share and, consequently to maintain comparability.

The Company is expecting to post a circular to shareholders, with full details of the Return of Value and the share consolidation, in December 2013.

Dividends

The directors have announced an interim dividend per share (pre share consolidation) of 3.53 pence, representing an 8.0% increase over the prior financial year’s interim dividend. Assuming completion of the transactions as described above (including the proposed Return of Value), the Board also intends to increase the final dividend per share (post share consolidation) by 8% resulting in a proposed total dividend per share of 11.0 pence for the financial year ending 31 March 2014, and to grow it annually thereafter.

The ex-dividend date for the interim dividend is 20 November 2013 for ordinary shareholders, the record date is 22 November 2013 and the dividend is payable on 5 February 2014. Dividend payments on ordinary shares will be paid by direct credit into a nominated bank or building society account or, alternatively, into the Company’s dividend reinvestment plan. The Company no longer pays dividends by cheque. Ordinary shareholders who have not already done so should provide appropriate bank account details to the Company’s Registrars: Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY.

LIQUIDITY AND CAPITAL RESOURCES

Share buyback programmes

Following the receipt of a US$3.8 billion (£2.4 billion) dividend from VZW in December 2012, we initiated a £1.5 billion share buyback programme under the authority granted by our shareholders at the 2012 annual general meeting. The Group placed irrevocable purchase instructions to enable shares to be repurchased on our behalf when we may otherwise have been prohibited from buying in the market. Details of the shares purchased under the programme, including those purchased under irrevocable instructions, are shown below:

	Number of shares purchased[1]	Average price paid per share inclusive of transaction costs	Total number of shares purchased under publicly announced share buyback programme[2]	Maximum value of shares that may yet be purchased under the programme[3]
Date of share purchase	‘000	Pence	‘000	£m
April 2013	43,000	192.54	314,651	968
May 2013	204,750	196.09	519,401	567
June 2013	304,300	180.52	823,701	–
Total	552,050	187.23	823,701[4]	–[5]

Notes:

1	The nominal value of shares purchased is 11 3/7 US cents each.

2	No shares were purchased outside the publicly announced share buyback programme.

3	In accordance with authorities granted by shareholders in general meeting.

4	The total number of shares purchased represents 1.7% of our issued share capital, excluding treasury shares, at 11 November 2013.

5	The share buyback programme concluded at the end of June 2013.

Option agreements and similar arrangements

On 29 October 2013 the Group submitted an application to the Foreign Investment Promotion Board in India for approval to acquire a shareholding of approximately 11% in Vodafone India Limited (‘VIL’) from Piramal Enterprises Limited (‘Piramal’) and a 51% shareholding in an Indian company which indirectly owns a 8.9% interest in VIL for an aggregate consideration of approximately INR 101.41 billion (£1.0 billion). Following completion of the transactions for which approval has been sought the Group would have a direct and indirect interest of 100% in VIL.

In respect of our interest in VIL, Piramal acquired approximately 11% shareholding in VIL from the Essar group during the 2012 financial year. The agreements contemplate various exit mechanisms for Piramal including participating in an initial public offering by VIL or, if such initial public offering has not completed by 28 April 2014 or Piramal chooses not to participate in such initial public offering, Piramal selling its shareholding to the Vodafone Group. Further, the Vodafone Group could purchase Piramal’s shareholding in VIL prior to 28 April 2014 if the relevant regulatory approvals are received. The sale of Piramal’s shareholding in VIL pursuant to the options referred to above would occur in two tranches of 5.485% for an aggregate price of approximately INR 89 billion (£0.9 billion).

Put options over 51% of the shares of an Indian company, which indirectly owns an 8.9% interest in VIL, have been exercised, pursuant to which the Group is required to purchase such shares if regulatory approval is received. The Group also has call options over such shares.

The Group is also party to a separate option agreement which could result in a cash outflow required to maintain its partnership interest in VZW. This option will lapse upon completion of the proposed disposal of our interest in VZW. Further details are available on page 158 of the Group’s annual report for the year ended 31 March 2013.

OTHER SIGNIFICANT DEVELOPMENTS

Board changes

On 3 October 2013 the Group announced that its Group Chief Financial Officer, Andy Halford, has informed the Board that he intends to leave the Group at the end of March 2014 after the conclusion of Vodafone’s transaction with Verizon Communications Inc. The Board decided to appoint Nick Read as Group Chief Financial Officer-designate, effective 1 January 2014. He will be appointed to the Vodafone Group Board on 1 April 2014.

Audit tender

In accordance with the UK Corporate Governance Code, the Vodafone Group Audit and Risk Committee has initiated a tender process for the statutory audit of the Group together with related services for the year ending 31 March 2015. This process is expected to conclude in February 2014, with a resolution proposing the appointment of the successful firm being put to shareholders at the 2014 Annual General Meeting.

RISK FACTORS

There are a number of risk factors and uncertainties that could have a significant effect on the Group’s financial performance including the following:

•             our business could be adversely affected by a failure or significant interruption to our telecommunications networks or IT systems;

•             we could suffer loss of customer confidence and/or legal action due to a failure to protect our customer information;

•             increased competition may reduce our market share and profitability;

•             regulatory decisions and changes in the regulatory environment could adversely affect our business;

•             our existing service offerings could become disadvantaged as compared to those offered by converged competitors or other technology providers;

•             severely deteriorating economic conditions could impact one or more of our markets;

•             our business may be impacted by actual or perceived health risks associated with the transmission of radio waves from mobile telephones, transmitters and associated equipment;

•             failure to deliver enterprise service offerings may adversely affect our business;

•             we depend on a number of key suppliers to operate our business;

•            we may not satisfactorily resolve major tax disputes; and

•             changes in assumptions underlying the carrying value of certain Group assets could result in impairment.

Any of the above could result in asset impairments.

Further information in relation to these risk factors and uncertainties, which have not changed substantially since 31 March 2013, can be found on pages 46 to 48 of the Group’s annual report for the year ended 31 March 2013 which can be found at vodafone.com/investor.

Eurozone risk

The Group continues to face currency, operational and financial risks as a result of the challenging economic conditions in the eurozone and the potential of an exit of one or more countries from the euro. We continue to keep our policies and procedures under review to endeavour to minimise the Group’s economic exposure and to preserve our ability to operate in a range of potential conditions that may exist in the event of one or more of these future events.

Operational risks and planning: The significant areas of operational risk for the Group continue to be investment risk, particularly in relation to the management of the counterparties holding our cash and liquid investments; trading risks, primarily in relation to procurement and related contractual matters; and business continuity risks, focused on cash management in the event of disruption to banking systems. Further detail on each of these can be found on page 49 of the Group’s annual report for the year ended 31 March 2013.

Currency related risk: Our markets in Greece, Ireland, Italy, Portugal and Spain continue to be the most directly impacted by the current market conditions and in order of contribution represent 12% (Italy), 5% (Spain), 3% (Portugal) and 3% (Ireland and Greece combined) of the Group’s EBITDA1 for the six months ended 30 September 2013. An average 3% decline in the sterling equivalent of these combined geographical markets due to currency revaluation would reduce the Group’s EBITDA1 by approximately £42 million over the course of six months. For the six months ended 30 September 2013 our foreign currency earnings continued to be diversified through our 45% partnership interest in VZW, which generates its earnings in US dollars. VZW, which is equity accounted, contributed 58% of the Group’s adjusted operating profit1. However, the Group ceased recognising earnings from its interest in VZW on 2 September 2013 following the announcement that it intends to dispose of its investment in VZW in Q1 of the 2014 calendar year. For the year ending 31 March 2014 the Group is, therefore, expected to have a higher proportion of its earnings in euros than in the previous financial years.

Risk of changes in carrying amounts of assets: The main potential short-term financial statement impact of the current economic uncertainties is the potential impairment of non-financial and financial assets. The Group has significant amounts of goodwill, other intangible assets and property, plant and equipment allocated to, or held by, companies operating within the eurozone. We performed impairment testing in certain geographical markets in Europe at 30 September 2013 and did not identify any impairment charges.

RISK FACTORS

Our operating companies in Greece, Ireland, Italy, Portugal and Spain have billed and unbilled trade receivables totalling £0.8 billion1. Impairment assessments of financial assets and provisions for doubtful debts are generally made by reference to consistently applied methodologies overlaid with judgments determined on a case-by-case basis reflecting the specific facts and circumstances of the receivable.

Note:

1            Includes Vodafone Italy on a proportionate consolidation basis.

RESPONSIBILITY STATEMENT

We confirm that to the best of our knowledge:

•             the unaudited condensed consolidated financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”; and

•             the interim management report includes a fair review of the information required by Disclosure and Transparency Rule 4.2.7R and Disclosure and Transparency Rule 4.2.8R.

Neither the Company nor the directors accept any liability to any person in relation to the half-year financial report except to the extent that such liability could arise under English law. Accordingly, any liability to a person who has demonstrated reliance on any untrue or misleading statement or omission shall be determined in accordance with section 90A and schedule 10A of the Financial Services and Markets Act 2000.

By Order of the Board

Rosemary Martin

Group General Counsel and Company Secretary

12 November 2013

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statement

		Six months ended 30 September
			Restated
		2013	2012
	Note	£m	£m

Continuing operations

Revenue	2	19,061	18,598
Cost of sales		(13,617)	(12,900)
Gross profit		5,444	5,698
Selling and distribution expenses		(1,513)	(1,428)
Administrative expenses		(1,999)	(1,956)
Share of result in associates and joint ventures		223	367
Impairment loss	3	–	(5,900)
Other income and expense		41	4
Operating profit/(loss)	2	2,196	(3,215)
Non-operating income and expense		(150)	1
Investment income		171	187
Financing costs		(703)	(854)
Profit/(loss) before taxation		1,514	(3,881)
Income tax credit/(expense)	4	14,197	(371)
Profit/(loss) for the financial period from continuing operations		15,711	(4,252)

Discontinued operations

Profit for the financial period from discontinued operations	7	2,353	2,360

Profit/(loss) for the financial period		18,064	(1,892)

Attributable to:
– Equity shareholders		17,954	(1,983)
– Non-controlling interests		110	91
		18,064	(1,892)

Earnings/(loss) per share
From continuing operations:
– Basic	5	32.10p	(8.81p)
– Diluted	5	31.97p	(8.81p)

From continuing and discontinued operations:
– Basic	5, 7	36.94p	(4.02p)
– Diluted	5, 7	36.79p	(4.02p)

Consolidated statement of comprehensive income

	Six months ended 30 September
	2013	2012
		Restated

	£m	£m

Losses on revaluation of available-for-sale investments, net of tax	(89)	(112)
Foreign exchange translation differences, net of tax	(2,853)	(2,412)
Net actuarial (losses)/gains on defined benefit pension schemes, net of tax	(4)	44
Other, net of tax	1	(18)
Other comprehensive loss	(2,945)	(2,498)
Profit/(loss) for the financial period	18,064	(1,892)
Total comprehensive income/(loss) for the financial period	15,119	(4,390)

Attributable to:
– Equity shareholders	15,124	(4,430)
– Non-controlling interests	(5)	40
	15,119	(4,390)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of financial position

			Restated
		30 September	31 March
		2013	2013
	Note	£m	£m

Non-current assets
Goodwill		23,537	24,390
Other intangible assets		17,773	19,749
Property, plant and equipment		16,150	17,584
Investments in associates		8,637	46,447
Other investments		726	773
Deferred tax assets		20,239	2,848
Post employment benefits		57	52
Trade and other receivables		3,509	4,832
		90,628	116,675

Current assets
Inventory		518	353
Taxation recoverable		327	397
Trade and other receivables		8,185	8,018
Other investments		4,389	5,350
Cash and cash equivalents		5,620	7,531
Assets classified as held for sale	7	35,836	–
		54,875	21,649
Total assets		145,503	138,324

Equity
Called up share capital		3,792	3,866
Additional paid-in capital		154,406	154,279
Treasury shares		(7,204)	(9,029)
Retained losses		(76,064)	(88,834)
Accumulated other comprehensive income		8,365	11,195
Total equity shareholders’ funds		83,295	71,477

Non-controlling interests		1,690	1,890
Put options over non-controlling interests		(891)	(879)
Total non-controlling interests		799	1,011
Total equity		84,094	72,488

Non-current liabilities
Long-term borrowings		21,991	27,904
Taxation liabilities		50	150
Deferred tax liabilities		3,774	6,671
Post employment benefits		589	580
Provisions		807	855
Trade and other payables		1,276	1,307
		28,487	37,467
Current liabilities
Short-term borrowings		12,001	11,800
Taxation liabilities		817	1,922
Provisions		717	715
Trade and other payables		11,911	13,932
Total liabilities associated with assets classified as held for sale	7	7,476	–
		32,922	28,369
Total equity and liabilities		145,503	138,324

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of changes in equity

	Share capital	Additional paid-in capital[1]	Treasury shares	Accumulated comprehensive income[2]	Equity shareholders’ funds	Non- controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m

1 April 2012 restated	3,866	154,123	(7,841)	(73,213)	76,935	1,267	78,202
Issue or reissue of shares	–	4	268	(224)	48	–	48
Share-based payment	–	72[3]	–	–	72	–	72
Transactions within non-controlling interests in subsidiaries	–	–	–	(7)	(7)	(17)	(24)
Comprehensive loss	–	–	–	(4,430)	(4,430)	40	(4,390)
Dividends	–	–	–	(3,193)	(3,193)	(253)	(3,446)
Other	–	–	–	10	10	–	10
30 September 2012 restated	3,866	154,199	(7,573)	(81,057)	69,435	1,037	70,472

1 April 2013 restated	3,866	154,279	(9,029)	(77,639)	71,477	1,011	72,488
Issue or reissue of shares	–	2	177	(157)	22	–	22
Redemption or cancellation of shares	(74)	74	1,648	(1,648)	–	–	–
Share-based payment	–	51	–	–	51	–	51
Transactions with non-controlling interests in subsidiaries	–	–	–	(14)	(14)	(48)	(62)
Comprehensive income	–	–	–	15,124	15,124	(5)	15,119
Dividends	–	–	–	(3,365)	(3,365)	(159)	(3,524)
30 September 2013	3,792	154,406	(7,204)	(67,699)	83,295	799	84,094

Notes:

1             Includes share premium, capital redemption reserve and merger reserve. The merger reserve was derived from acquisitions made prior to 31 March 2004 and subsequently allocated to additional paid-in capital on adoption of IFRS.

2             Includes retained losses and accumulated other comprehensive income.

3             30 September 2012 includes a £6 million tax charge.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of cash flows

		Six months ended 30 September

			Restated
		2013	2012
	Note	£m	£m

Net cash flow from operating activities	8	3,878	3,806

Cash flows from investing activities
Purchase of interests in subsidiaries and joint ventures, net of cash acquired		(6)	(996)
Purchase of interests in associates		(12)	(1)
Purchase of intangible assets		(718)	(858)
Purchase of property, plant and equipment		(2,309)	(2,007)
Purchase of investments		(503)	(2,195)
Disposal of interests in subsidiaries and joint ventures, net of cash disposed		(89)	16
Disposal of property, plant and equipment		32	32
Disposal of investments		1,185	1,514
Dividends received from associates		3,517	1,164
Dividends received from investments		3	2
Interest received		288	171
Net cash flow from/(used in) investing activities		1,388	(3,158)

Cash flows from financing activities
Issue of ordinary share capital and reissue of treasury shares		37	65
Net movement in short-term borrowings		1,044	77
Proceeds from issue of long-term borrowings		–	1,493
Repayment of borrowings		(2,752)	(446)
Purchase of treasury shares		(1,033)	(1,126)
Equity dividends paid		(3,360)	(3,193)
Dividends paid to non-controlling interests in subsidiaries		(150)	(247)
Contributions from non-controlling shareholders in subsidiaries		–	13
Other transactions with non-controlling interests in subsidiaries		(21)	574
Interest paid		(892)	(738)
Net cash flow used in financing activities		(7,127)	(3,528)

Net cash flow		(1,861)	(2,880)
Cash and cash equivalents at beginning of the financial period		7,506	7,001
Exchange loss on cash and cash equivalents		(44)	(47)
Cash and cash equivalents at end of the financial period		5,601	4,074

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2013

1    Basis of preparation

The unaudited condensed consolidated financial statements for the six months ended 30 September 2013:

•                  were prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (‘IAS 34’);

•                  are presented on a condensed basis as permitted by IAS 34 and therefore do not include all disclosures that would otherwise be required in a full set of financial statements and should be read in conjunction with the Group’s annual report for the year ended 31 March 2013;

•                  apply the same accounting policies, presentation and methods of calculation as those followed in the preparation of the Group’s consolidated financial statements for the year ended 31 March 2013, except as stated below, which were prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board and were also prepared in accordance with IFRS adopted by the European Union (‘EU’), the Companies Act 2006 and Article 4 of the EU IAS Regulations;

•                  include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the periods presented;

•                  do not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006; and

•                  were approved by the Board of directors on 12 November 2013.

The information relating to the year ended 31 March 2013 is an extract from the Group’s published annual report for that year, restated for the impact of adopting IFRS 11, Joint arrangements, and IAS 19, Employment benefits, which has been delivered to the Registrar of Companies, and on which the auditors’ report was unqualified and did not contain any emphasis of matter or statements under section 498(2) or 498(3) of the UK Companies Act 2006. The impact of adopting IFRS 11 and IAS 19 on the financial information for the year ended 31 March 2013 is outlined on page 99 of the Group’s annual report for the year ended 31 March 2013.

After reviewing the Group’s budget for the remainder of the financial year, and longer term plans, the directors are satisfied that, at the time of approving the unaudited condensed consolidated financial statements, it is appropriate to continue to adopt a going concern basis of accounting.

The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the end of the reporting period, and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

IFRS 11,”Joint Arrangements”

The Group adopted IFRS 11 adopted on 1 April 2013, which replaces IAS 31, “Interests in Joint Ventures” and SIC-13, “Jointly Controlled Entities – Non-monetary Contributions by Venturers”. The adoption of this standard has had a material impact on the Group’s results and financial position for the periods presented. It requires a single method, known as the equity method, to account for interests in jointly controlled entities which is consistent with the accounting treatment applied to investments in associates. Under IFRS 11, the Group’s principal joint ventures, excluding Cornerstone Telecommunications Infrastructure Limited (see page 116 of the annual report for the year ended 31 March 2013, available at vodafone.com/investor), are incorporated into the consolidated financial statements using the equity method of accounting.

IAS 19, “Employee benefits”

The Group adopted amendments to IAS 19 on 1 April 2013. The amendments require revised accounting and disclosures for defined benefit pension schemes, including a different measurement basis for asset returns, replacing the expected return on plan assets and interest cost previously recorded in the consolidated income statement with net interest. This results in a revised allocation of costs between the income statement and other comprehensive income. The amendments also include a revised definition of short and long-term benefits to employees and revised criteria for the recognition of termination benefits.

The Group issued a press release on 4 April 2013 outlining the impact of the new standards on the Group’s primary financial statements and certain non-GAAP measures for the six months ended 30 September 2012 and the year ended 31 March 2012. Restated financial information for the year ended 31 March 2013 was presented with the Group’s preliminary announcement issued on 21 May 2013.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2013

2                 Segment analysis

The Group has a single group of related services and products being the supply of communications services and products. The geographical segments include the Group’s share of joint ventures on a proportionate consolidation basis, as this is the basis on which the chief operating decision maker allocates resources and assesses performance.

	Segment	Intra- region	Regional	Inter- region	Group
	revenue	revenue	revenue	revenue	revenue	EBITDA
	£m	£m	£m	£m	£m	£m
Six months ended 30 September 2013[1]
Continuing operations
Germany	3,900	(4)	3,896	(5)	3,891	1,328
UK	3,225	(9)	3,216	(3)	3,213	702
Other Northern and Central Europe	3,040	(1)	3,039	(4)	3,035	815
Northern and Central Europe	10,165	(14)	10,151	(12)	10,139	2,845
Italy	2,217	(2)	2,215	(3)	2,212	818
Spain	1,839	(3)	1,836	(10)	1,826	422
Other Southern Europe	867	(1)	866	(3)	863	299
Southern Europe	4,923	(6)	4,917	(16)	4,901	1,539
India	2,257	–	2,257	(2)	2,255	718
Vodacom	2,442	–	2,442	–	2,442	888
Other Africa, Middle East and Asia Pacific	1,973	–	1,973	(2)	1,971	628
Africa, Middle East and Asia Pacific	6,672	–	6,672	(4)	6,668	2,234
Non-Controlled Interests and Common Functions	328	–	328	(2)	326	(9)
Group	22,088	(20)	22,068	(34)	22,034	6,609

Discontinued operations
Verizon Wireless[2]	9,955					4,274

Six months ended 30 September 2012 restated[1]
Continuing operations
Germany	3,891	(9)	3,882	(10)	3,872	1,423
UK	2,592	(11)	2,581	(6)	2,575	585
Other Northern and Central Europe	3,212	(18)	3,194	(4)	3,190	829
Northern and Central Europe	9,695	(38)	9,657	(20)	9,637	2,837
Italy	2,428	(3)	2,425	(11)	2,414	1,033
Spain	1,967	(5)	1,962	(21)	1,941	535
Other Southern Europe	995	(4)	991	(9)	982	335
Southern Europe	5,390	(12)	5,378	(41)	5,337	1,903
India	2,038	–	2,038	(2)	2,036	577
Vodacom	2,657	–	2,657	–	2,657	939
Other Africa, Middle East and Asia Pacific	1,896	(1)	1,895	(10)	1,885	480
Africa, Middle East and Asia Pacific	6,591	(1)	6,590	(12)	6,578	1,996
Non-Controlled Interests and Common Functions	228	–	228	–	228	(34)
Group	21,904	(51)	21,853	(73)	21,780	6,702

Discontinued operations
Verizon Wireless[2]	10,703					4,493

Notes:

1             Results include Vodafone Italy, the Group’s joint venture in Southern Europe, and Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers, the Group’s joint ventures in AMAP, on a proportionate consolidation basis.

2             Values shown represent the Group’s share, based on its partnership interest. They are not included in the calculation of Group revenue or EBITDA as Verizon Wireless is an associate. The six months ended 30 September 2013 include five months results of Verizon Wireless following the announcement of its disposal on 2 September 2013.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2013

A reconciliation of segment revenue to revenue from continuing operations and EBITDA to operating profit is shown below. For a reconciliation of operating profit to profit before taxation see the consolidated income statement on page 29.

Reconciliation of segment revenue to revenue from continuing operations	Six months ended 30 September
		Restated
	2013	2012
	£m	£m
Group segment revenue	22,034	21,780
Proportionately consolidated joint ventures	(2,973)	(3,182)
Revenue from continuing operations	19,061	18,598

Reconciliation of EBITDA to operating profit	Six months ended 30 September
		Restated
	2013	2012
	£m	£m
Group segment EBITDA	6,609	6,702
Proportionately consolidated joint ventures	(1,033)	(1,106)
EBITDA	5,576	5,596
Depreciation and amortisation including loss on disposal of fixed assets	(3,476)	(3,219)
Restructuring costs and write-off of an asset relating to a regulatory case in Spain	(168)	(63)
Share of results in associates	223	367
Impairment loss	–	(5,900)
Other income and expense	41	4
Operating profit/(loss)	2,196	(3,215)

3    Impairment loss

Impairment testing was performed at both 30 September 2013 and 30 September 2012. No impairment charge was recognised for the six months ended 30 September 2013. The carrying value of goodwill of the Group’s operations in Spain and Italy (reported within Southern Europe) were impaired by £3.2 billion and £2.7 billion respectively in the six months ended 30 September 2012.

The methodology adopted for impairment testing for the six months ended 30 September 2013 was consistent with that disclosed on pages 111 and 131 of the Group’s annual report for the year ended 31 March 2013.

The recoverable amounts of the Group’s operations in Germany and Italy are not materially greater than their reported carrying value at 30 September 2013. Any adverse change in a key assumption underpinning the value in use calculation may, therefore, cause impairment losses to be recognised.

The table below shows the key assumptions used in the value in use calculations at 30 September 2013.

	Germany %	Italy %
Pre-tax risk adjusted discount rate	8.0	10.9
Long-term growth rate	1.4	1.0
Budgeted EBITDA[1]	(1.7)	(3.5)
Budgeted capital expenditure[2]	12.8 to 15.7	11.3 to 18.3

The carrying values of the Group’s operations in Greece, Portugal, Spain and Romania are also not materially less than their recoverable amount at 30 September 2013.

The changes in the following table to assumptions used in the impairment review would, in isolation, lead to an impairment loss being recognised for the six months ended 30 September 2013:

	Germany		Italy
	Increase 2 pps	Decrease 2 pps	Increase 2 pps	Decrease 2 pps
	£bn	£bn	£bn	£bn
Pre-tax risk adjusted discount rate	(6.0)	–	(1.6)	–
Long-term growth rate	–	(4.7)	–	(1.5)
Budgeted EBITDA[1]	–	(0.6)	–	(0.4)
Budgeted capital expenditure[3]	(2.0)	–	(0.8)	–

Notes:

1    Budgeted EBITDA is expressed as the compound annual growth rates in the initial five years of the plans used for impairment testing.

2             Budgeted capital expenditure is expressed as the range of capital expenditure as a percentage of revenue in the initial five years for all cash generating units of the plans used for impairment testing.

3    Budgeted capital expenditure is expressed as a percentage of revenue in the initial five years of the plans used for impairment testing.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2013

4                 Taxation

	Six months ended 30 September
		Restated
	2013	2012
	£m	£m
Overseas current tax expense/(credit):
Current year	497	568
Adjustments in respect of prior years	(54)	(89)

United Kingdom corporation tax expense:[1]
Current year	5	–
Adjustments in respect of prior years	13	–
Total current tax expense	461	479

Deferred tax on origination and reversal of temporary differences:
Overseas deferred tax[2]	(14,823)	(110)
United Kingdom deferred tax	165	2
Total deferred tax credit	(14,658)	(108)
Total income tax (credit)/expense	(14,197)	371

Notes:

1      Significant ongoing investments made by our UK business in expanding and improving its network and systems, £6 billion of spectrum payments to the UK government in 2000, £0.8 billion of spectrum payments in 2013 and UK interest costs impact the calculation of the UK tax charge.

2      Includes the recognition of a deferred tax asset in respect of tax losses in Germany (£1,838 million) and Luxembourg (£15,831 million) and the estimated tax liability related to the rationalisation and reorganisation of our non-US assets prior to the disposal of our stake in VZW (£3,016 million).  The Group expects to use these losses over a significant number of years; the actual use of these losses is dependent on many factors which may change, including the level of profitability in both Germany and Luxembourg, changes in tax law and changes to the structure of the Group. Further details about the Group’s tax losses can be found in note 7 of the Group’s consolidated financial statements for the year ended 31 March 2013.

5                 Earnings/(loss) per share

	Six months ended 30 September
		Restated
	2013	2012
	Millions	Millions

Weighted average number of shares for basic earnings/(loss) per share	48,600	49,310
Effect of dilutive potential shares: restricted shares and share options	198	–
Weighted average number of shares for diluted earnings/(loss) per share	48,798	49,310

Earnings/(loss) for basic and diluted earnings/(loss) per share	£m	£m
Continuing	15,601	(4,343)
Discontinued	2,353	2,360
	17,954	(1,983)

6                 Equity dividends on ordinary shares

	Six months ended 30 September
	2013	2012
	£m	£m
Declared during the period:

Final dividend for the year ended 31 March 2013: 6.92 pence per share (2012: 6.47 pence per share)	3,365	3,193

Proposed after the end of the reporting period and not recognised as a liability:

Interim dividend for the year ending 31 March 2014: 3.53 pence per share (2013: 3.27 pence per share)	1,711	1,608

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2013

7                 Discontinued operations

On 2 September 2013 the Group announced its intention to sell its US Group whose principal asset is its 45% interest in Verizon Wireless, to Verizon Communications Inc.

Income statement and segment analysis of discontinued operations

	Six months ended 30 September
	2013	2012
	£m	£m
Share of result in associates	3,191	3,197
Operating profit	3,191	3,197
Net financing income/(costs)	33	(35)
Profit before taxation	3,224	3,162
Taxation relating to performance of discontinued operations	(871)	(802)
Profit for the financial period from discontinued operations	2,353	2,360

Earnings per share from discontinued operations

Six months ended 30 September
	2013	2012
	Pence per share	Pence per share
– Basic	4.84p	4.79p
– Diluted	4.82p	4.79p

Total comprehensive income for the financial period from discontinued operations

	Six months ended 30 September
	2013	2012
	£m	£m

Equity shareholders’ funds	2,353	2,360
Non-controlling interests	–	–

Assets and liabilities of disposal group at 30 September 2013
		30 September
		2013
		£m
Investment in associates		35,758
Other		78
Total assets classified as held for sale		35,836

Current taxation liability		761
Short- and long-term borrowings		1,215
Trade and other payables		21
Deferred tax liabilities		5,479
Total liabilities associated with assets classified as held for sale		7,476

Cash flows from discontinued operations
	Six months ended 30 September
	2013	2012
	£m	£m
Net cash flows from operating activities	(1,008)	(620)
Net cash flows from investing activities	3,489	1,114
Net cash flows from financing activities	(2,493)	(1,795)
Net decrease in cash and cash equivalents	(12)	(1,301)
Cash and cash equivalents at the beginning of the financial period	–	1,721
Exchange gain on cash and cash equivalents	12	16
Cash and cash equivalents at the end of the financial period	–	436

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2013

8                 Reconciliation of net cash flow from operating activities

	Six months ended 30 September
		Restated
	2013	2012
	£m	£m

Profit/(loss) for the financial period from continuing operations	15,711	(4,252)
Profit for the financial period from discontinued operations	2,353	2,360
Adjustments for:
Share-based payments	46	72
Depreciation and amortisation	3,442	3,189
Loss on disposal of property, plant and equipment	34	30
Share of result in associates	(3,414)	(3,564)
Impairment loss	–	5,900
Other income and expense	(41)	(4)
Non-operating income and expense	150	(1)
Investment income	(171)	(187)
Financing costs	670	889
Total income tax (credit)/expense	(13,326)	1,173
Increase in inventory	(181)	(69)
Increase in trade and other receivables	(6)	(590)
Increase in trade and other payables	202	117
Cash generated by operations	5,469	5,063
Tax paid	(1,591)	(1,257)
Net cash flow from operating activities	3,878	3,806

9                 Related party transactions

The Group’s related parties are its joint ventures, associates, pension schemes, directors and Executive Committee members.

Related party transactions with the Group’s joint ventures and associates primarily comprise fees for the use of products and services including network airtime and access charges, and cash pooling arrangements.

No related party transactions have been entered into during the period which might reasonably affect any decisions made by the users of these unaudited condensed consolidated financial statements, except as disclosed below. Transactions between the Company and its joint ventures, to the extent that they have not been eliminated through proportionate consolidation or disclosed below, are not material.

	Six months ended 30 September
		Restated
	2013	2012
	£m	£m

Sales of goods and services to associates	127	139
Purchases of goods and services from associates	53	39
Sales of goods and services to joint ventures	8	16
Purchases of goods and services from joint ventures	290	177
Net interest charge payable by joint ventures	35	14

	30 September	31 March
	2013	2013
		Restated
	£m	£m
Trade balances owed:
by associates	8	21
to associates	8	20
by joint ventures	362	260
to joint ventures	213	48
Other balances owed by joint ventures	371	1,065
Other balances owed to joint ventures	200	–

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2013

In the six months ended 30 September 2013 the Group made contributions to defined benefit pension schemes of £29 million (six months ended 30 September 2012: £16 million). In addition, £1.3 million of dividends were paid to Board members and executive committee members (six months ended 30 September 2012: £0.8 million). Dividends received from associates are disclosed in the consolidated statement of cash flows.

10          Fair value of financial instruments

The table below sets out the valuation basis of financial instruments held at fair value by the Group at 30 September 2013.

		Level 1 [1]		Level 2 [2]		Total
	30 September	31 March	30 September	31 March	30 September	31 March
	2013	2013	2013	2013	2013	2013
	£m	£m	£m	£m	£m	£m
Financial assets:
Fair value through the income statement (held for trading)	–	–	3,787	4,836	3,787	4,836
Derivative financial instruments:
Interest rate swaps	–	–	2,544	2,625	2,544	2,625
Cross currency interest rate swaps	–	–	273	319	273	319
Foreign exchange contracts	–	–	47	88	47	88
Interest rate futures	–	–	46	52	46	52
	–	–	6,697	7,920	6,697	7,920
Financial investments available for sale:
Equity securites[3]	303	3	150	498	453	501
	303	3	6,847	8,418	7,150	8,421
Financial liabilities:
Derivative financial instruments:
Interest rate swaps	–	–	974	1,060	974	1,060
Cross currency interest rate swaps	–	–	15	–	15	–
Foreign exchange contracts	–	–	53	44	53	44
	–	–	1,042	1,104	1,042	1,104

Notes:

1             Level 1 classification comprises of financial instruments where fair value is determined by unadjusted quoted prices in active markets for identical assets or liabilities.

2            Level 2 classification comprises of items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Fair values for unlisted equity securities are derived from observable quoted market prices for similar items. Derivative financial instrument fair values are present values determined from future cash flows discounted at rates derived from market sourced data.

3             Level 1 balance at 30 September 2013 predominantly comprises of shares held in Kabel Deutschland of £297 million equivalent (31 March 2013: £nil), held at the quoted market share price.

11   Commitments and contingent liabilities

There have been no material changes to the Group’s commitments or contingent liabilities during the period, except as disclosed in note 12.

12   Other matters

Seasonality or cyclicality of interim operations

The Group’s financial results have not, historically, been subject to significant seasonal trends.

Indian tax

Details on this matter are available under “Legal proceedings” on pages 122 and 123 of the Group’s annual report for the year ended 31 March 2013.  There have been no significant developments in the period.

The Group did not carry a provision for the litigation or in respect of the retrospective legislation at 30 September 2013 or at previous reporting dates.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2013

Telecom Egypt arbitration

In October 2009 Telecom Egypt commenced arbitration against Vodafone Egypt in Cairo alleging breach of non-discrimination provisions in an interconnection agreement as a result of allegedly lower interconnection rates paid to Vodafone Egypt by Mobinil. Telecom Egypt has also sought to join Vodafone International Holdings BV (‘VIHBV’), Vodafone Europe BV (‘VEBV’) and Vodafone Group Plc (which Telecom Egypt alleges should be held jointly liable with Vodafone Egypt) to the arbitration. VIHBV, VEBV and Vodafone Group Plc deny that they were subject to the interconnection agreement or any arbitration agreement with Telecom Egypt. Telecom Egypt initially quantified its claim at approximately €190 million in 2009. This was subsequently amended and increased to €551 million in January 2011 and further increased to its current value of just over €1.2 billion in November 2011. The Company disputes Telecom Egypt’s claim (and assertion of jurisdiction over VIHBV, VEBV and Vodafone Group Plc) and will continue to defend the Vodafone companies’ position vigorously. The arbitration hearing, previously scheduled to last 15 days, commencing 7 May 2013, took place between 26 October and 7 November 2013. Final submissions will be submitted by all parties by the end of March 2014.

Additional details on this matter are available under “Legal proceedings” on page 122 of the Group’s annual report for the year ended 31 March 2013.

Verizon Wireless dividend

On 13 May 2013 VZW declared a dividend of US$7.0 billion (£4.6 billion). As a 45% shareholder in VZW, Vodafone’s share of the dividend was US$3.2 billion (£2.1 billion). The dividend was received in June 2013 and the cash has been retained in the business.

Vodafone Germany next-generation network agreement with Deutsche Telekom

On 16 May 2013 Vodafone Germany announced a next-generation network access agreement with Deutsche Telekom which allows Vodafone to offer high-speed fixed-line broadband and internet protocol-based TV services across Germany.

Kabel Deutschland Holding AG (‘KDH’)

On 24 June 2013 Vodafone announced its intention to acquire KDH in a transaction delivering KDH shareholders €87 per share in cash, valuing the entire fully diluted ordinary share capital of KDH at €7.7 billion (£6.6 billion). Vodafone launched a voluntary public takeover offer for the entire share capital of KDH on 30 July 2013 and on 13 September 2013 announced that the 75% minimum acceptance condition had been met. The transaction completed on 14 October 2013 with Vodafone holding 76.57% of the share capital of KDH. The initial purchase price allocation will be undertaken during the second half of the 2014 financial year.

Vodafone Greece network sharing agreement with Wind Hellas

On 26 June 2013 Vodafone Greece signed an active 2G and 3G network sharing agreement covering rural areas and some urban sites. Vodafone will continue to operate its 4G network exclusively across Greece.

Change in segments

On 1 August 2013 Vodafone announced changes to its organisational structure, designed to ensure a more efficient and effective delivery of its Vodafone 2015 priorities. Effective from 1 October 2013 Vodafone merged its Northern and Central Europe and Southern Europe regions into one Europe region and its Turkish operating company is to be reported within the Africa, Middle East and Asia-Pacific region from that date given that country’s emerging market characteristics. Current period results are reported under the basis in place at 30 September 2013.

Vodafone also created an expanded Group Commercial function, comprising Brand, Consumer, Unified Communications, Terminals, Customer Operations and Partner Markets, as well as the recently-created Group Enterprise organisation.

INDEPENDENT REVIEW REPORT BY DELOITTE LLP TO VODAFONE GROUP PLC

We have been engaged by Vodafone Group Plc (the “Company”) to review the Unaudited Condensed Consolidated Financial Statements in the half-year financial report for the six months ended 30 September 2013 which comprise the consolidated income statement, the consolidated statement of financial position, the consolidated statement of comprehensive income, the consolidated statement of changes in equity, the consolidated statement of cash flows and related notes 1 to 12. We have read the other information contained in the half-year financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities

The half-year financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-year financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRS as issued by the International Accounting Standards Board and are also prepared in accordance with IFRS as adopted by the European Union. The Unaudited Condensed Consolidated Financial Statements included in this half-year financial report have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting,” (‘IAS 34’) as issued by the International Accounting Standards Board and as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the Unaudited Condensed Consolidated Financial Statements in the half-year financial report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusions

Based on our review, nothing has come to our attention that causes us to believe that the Condensed Consolidated Financial Statements in the half-year financial report for the six months ended 30 September 2013 are not prepared, in all material respects, in accordance with IAS 34 as issued by the International Accounting Standards Board and as adopted by the European Union, and the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Deloitte LLP

Chartered Accountants and Statutory Auditor

London, United Kingdom

12 November 2013

USE OF NON-GAAP FINANCIAL INFORMATION

In the discussion of the Group’s reported financial position, operating results and cash flows, information is presented to provide readers with additional financial information that is regularly reviewed by management. However, this additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

Organic growth

All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and foreign exchange rates. We believe that “organic growth”, which is not intended to be a substitute for or superior to reported growth, provides useful and necessary information to investors and other interested parties for the following reasons:

•	it provides additional information on underlying growth of the business without the effect of certain factors unrelated to the operating performance of the business;
•	it is used for internal performance analysis; and
•

it facilitates comparability of underlying growth with other companies, although the term “organic” is not a defined term under IFRS and may not, therefore, be comparable with similarly titled measures reported by other companies.

Management basis

Certain financial metrics are presented on a management basis, which includes the results of Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers, the Group’s joint ventures, on a proportionate consolidation basis rather than an equity accounting basis. It also includes five months profit contribution from Verizon Wireless (‘VZW’). We believe that the management basis metrics, which is not intended to be a substitute for or superior to our reported metrics, provides useful and necessary information to investors and other interested parties as they are used internally for performance analysis and resource allocation purposes of the operations where we have control or joint control.

Further information on the use of non-GAAP financial information is outlined on page 179 of the Group’s annual report for the year ended 31 March 2013.

A summary of certain non-GAAP measures included in this results announcement, together with details of where additional information and reconciliation to the nearest equivalent GAAP measure can be found, is shown below.

Non-GAAP measure	Equivalent GAAP measure	Location in this results announcement of reconciliation and further information
EBITDA	Operating profit	Group results on page 9
Group revenue on a management basis	Group revenue	Group results on page 9
Adjusted operating profit on a management basis	Operating profit	Group results on page 9
Group EBITDA on a management basis	Operating profit	Group results on page 9
Adjusted operating profit	Operating profit	Group results on page 9
Adjusted profit before tax	Profit before taxation	Taxation on page 11
Adjusted effective tax rate	Income tax expense as a percentage of profit before taxation	Taxation on page 11
Adjusted income tax expense	Income tax expense	Taxation on page 11
Adjusted profit attributable to equity shareholders	Profit attributable to equity shareholders	Earnings per share on page 12
Adjusted earnings per share	Basic earnings per share	Earnings per share on page 12 and 36
Operating free cash flow	Cash generated by operations	Cash flows and funding beginning on page 23
Free cash flow on a management basis	Cash generated by operations	Cash flows and funding beginning on page 23
Free cash flow	Cash generated by operations	Cash flows and funding beginning on page 23
Net debt	Short-term borrowings, long-term borrowings, cash and cash equivalents and other financial instruments	Analysis of net debt on page 24

See page 45 for a reconciliation of adjusted to reported earnings.

ADDITIONAL INFORMATION

Regional results for the six months ended 30 September1

	Revenue		EBITDA		Adjusted operating profit/(loss)		Capital expenditure		Operating free cash flow
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Germany	3,900	3,891	1,328	1,423	589	753	565	445	697	720
UK	3,225	2,592	702	585	47	128	351	231	167	301
Other Northern and Central Europe
CWW[2]	–	307	–	38	–	(36)	–	41	–	3
Netherlands	831	812	287	276	119	139	87	96	142	145
Turkey	1,064	941	186	159	31	12	90	87	(91)	(81)
Romania	318	311	114	119	54	64	36	34	68	71
Other[3]	827	841	228	237	80	91	83	76	26	114
	3,040	3,212	815	829	284	270	296	334	145	252

Intra-region eliminations	(14)	(38)	–	–	–	–	–	–	–	–
Northern and Central Europe	10,151	9,657	2,845	2,837	920	1,151	1,212	1,010	1,009	1,273
Italy	2,217	2,428	818	1,033	420	690	214	239	515	750
Spain	1,839	1,967	422	535	114	247	164	152	112	187
Other Southern Europe
Greece	313	411	84	101	27	39	29	28	38	47
Portugal	460	479	176	191	90	106	54	45	99	124
Other[3]	94	105	39	43	20	23	14	10	28	29
	867	995	299	335	137	168	97	83	165	200

Intra-region eliminations	(6)	(12)	–	–	–	–	–	–	–	–
Southern Europe	4,917	5,378	1,539	1,903	671	1,105	475	474	792	1,137
India	2,257	2,038	718	577	151	84	208	198	525	393
Vodacom	2,442	2,657	888	939	580	581	320	362	410	487
Other AMAP
Egypt	602	645	264	287	142	160	78	73	190	200
Other[3]	1,371	1,251	364	193	85	(33)	235	249	72	(4)
	1,973	1,896	628	480	227	127	313	322	262	196

Intra-region eliminations	–	(1)	–	–	–	–	–	–	–	–
AMAP	6,672	6,590	2,234	1,996	958	792	841	882	1,197	1,076
Non-Controlled Interests and Common Functions	328	228	(9)	(34)	3,160	3,177	174	150	79	(257)
Inter-region eliminations	(34)	(73)	–	–	–	–	–	–	–	–
Group	22,034	21,780	6,609	6,702	5,709	6,225	2,702	2,516	3,077	3,229

Notes:

1                  Italy and Southern Europe on a management basis include Vodafone Italy, the Group’s joint venture in Southern Europe, on a proportionate consolidation basis. AMAP on a management basis includes Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers, the Group’s joint ventures in AMAP, on a proportionate consolidation basis. Group on a management basis includes Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers on a proportionate consolidation basis and five months profit contribution from VZW. The six months ended 30 September 2012 include six months profit contribution from VZW.

2                  From 1 April 2013 CWW was integrated into Vodafone UK, Vodafone Ireland and Common Functions.

3                  Includes elimination of £3 million (2012: £6 million) of intercompany revenue between operating companies within the Other Northern and Central Europe segment, £nil (2012: £1 million) of intercompany revenue between operating companies within the Other Southern Europe segment and £nil (2012: £3 million) of intercompany revenue between operating companies within the Other AMAP segment.

See page 42 for “Use of non-GAAP financial information” and page 48 for “Definitions of terms”.

ADDITIONAL INFORMATION

Service revenue – quarter ended 30 September1, 2

	Group on a management basis[1,2]		Northern and Central Europe		Southern Europe on a management basis[2]		AMAP on a management basis[2]
	2013	2012	2013	2012	2013	2012	2013	2012
	£m	£m	£m	£m	£m	£m	£m	£m

Mobile in-bundle	4,016	3,662	2,211	2,064	1,047	902	693	695
Mobile out-of-bundle	3,292	3,780	1,049	1,154	692	986	1,551	1,638
Mobile incoming	806	1,037	327	437	117	195	361	407
Fixed line	1,339	1,119	913	803	241	225	134	91
Other	432	520	216	223	111	133	113	125
Service revenue	9,885	10,118	4,716	4,681	2,208	2,441	2,852	2,956

	% change
	Group on a management basis[2]		Northern and Central Europe		Southern Europe on a management basis		AMAP on a management basis[2]
	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic

Mobile in-bundle	9.7	7.3	7.1	2.9	16.1	7.6	(0.3)	11.4
Mobile out-of-bundle	(12.9)	(11.6)	(9.1)	(11.9)	(29.8)	(35.1)	(5.3)	5.5
Mobile incoming	(22.3)	(21.0)	(25.2)	(26.9)	(40.0)	(44.2)	(11.3)	(0.5)
Fixed line	19.7	(1.4)	13.7	(2.5)	7.1	(1.0)	47.3	2.1
Other	(16.9)	(18.0)	(3.1)	(3.7)	(16.5)	(7.4)	(9.6)	1.9
Service revenue	(2.3)	(4.9)	0.7	(4.9)	(9.5)	(15.5)	(3.5)	5.7

		Germany		UK		Italy [2]		Spain		India[2,3]		Vodacom[3]
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Mobile in-bundle	916	834	611	614	394	301	490	450	143	126	259	277
Mobile out-of-bundle	308	349	351	371	347	532	178	262	615	601	590	649
Mobile incoming	77	102	96	128	62	77	28	71	165	166	86	115
Fixed line	426	418	396	12	140	130	81	78	6	5	1	36
Other	89	96	83	88	42	48	47	62	18	26	70	70
Service revenue	1,816	1,799	1,537	1,213	985	1,088	824	923	947	924	1,006	1,147

	% change

		Germany		UK		Italy		Spain		India		Vodacom
	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic

Service revenue	0.9	(6.1)	26.7	(4.3)	(9.5)	(15.7)	(10.7)	(16.1)	2.5	13.2	(12.3)	4.6

Notes:

1             The sum of the regional amounts may not be equal to Group totals due to Non-Controlled Interests and Common Functions, and intercompany eliminations.

2             Italy and Southern Europe on a management basis include Vodafone Italy, the Group’s joint venture in Southern Europe, on a proportionate consolidation basis. AMAP on a management basis includes Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers, the Group’s joint ventures in AMAP, on a proportionate consolidation basis. Group on a management basis includes Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers on a proportionate consolidation basis.

3             Revenue from network infrastructure arrangements is no longer recorded in service revenue. Comparative periods have been restated on a comparable basis.

ADDITIONAL INFORMATION

Reconciliation of adjusted earnings

	Reported	Discontinued operations[1]	Adjustments	Adjusted
Six months ended 30 September 2013	£m	£m	£m	£m

Operating profit	2,196	3,191	141	5,528
Amortisation of intangibles	–	–	125	125
Non-operating income and expense	(150)	–	150	–
Net financing costs	(532)	33	(9)	(508)
Profit before taxation	1,514	3,224	407	5,145
Income tax credit/(expense)[2]	14,197	(871)	(14,551)	(1,225)
Profit for the financial period from continuing operations	15,711
Profit for the financial period from discontinued operations	2,353
Profit for the financial period	18,064		(14,144)	3,920

Attributable to:
– Equity shareholders	17,954		(14,139)	3,815
– Non-controlling interests	110		(5)	105

Basic earnings per share from continuing and discontinued operations	36.94p			7.85p

Notes:

1                  Adjusted earnings includes five months profit contribution from VZW until the announcement date of disposal and five months results of the US Group.

2                  Adjustment includes the recognition of a deferred tax asset in respect of tax losses in Germany (£1,838 million) and Luxembourg (£15,831 million), the estimated tax liability relating to the rationalisation and reorganisation of our non-US assets prior to the disposal of our 45% interest in VZW (£3,016 million) and the additional month of tax in respect of the trading results of VZW (£181 million).

	Reported	Discontinued operations[1]	Adjustments	Adjusted
Six months ended 30 September 2012	£m	£m	£m	£m

Operating (loss)/profit[2]	(3,215)	3,197	5,959	5,941
Amortisation of intangibles	–	–	105	105
Non-operating income and expense	1	–	(1)	–
Net financing costs	(667)	(35)	(62)	(764)
(Loss)/profit before taxation	(3,881)	3,162	6,001	5,282
Income tax expense	(371)	(802)	(32)	(1,205)
(Loss)/profit from continuing operations	(4,252)
Profit from discontinued operations	2,360
(Loss)/profit for the financial period	(1,892)		5,969	4,077

Attributable to:
– Equity shareholders	(1,983)		5,957	3,974
– Non-controlling interests	91		12	103

Basic earnings per share from continuing and discontinued operations	(4.02p)			8.06p

Notes:

1                  Adjusted earnings include six months profit contribution from VZW.

2                  Adjustment primarily relates to the £2,700 million impairment loss for Vodafone Italy and the £3,200 million impairment loss for Vodafone Spain.

ADDITIONAL INFORMATION

Mobile customers 1

(in thousands)

Country	1 July 2013	Net additions/ (disconnections)	Other movements	30 September 2013	Prepaid [2]

Northern and Central Europe
Germany[3]	32,242	54	(335)	31,961	52.3%
UK	19,209	260	–	19,469	41.8%
	51,451	314	(335)	51,430	48.3%

Other Northern and Central Europe
Netherlands	5,322	(25)	–	5,297	30.7%
Turkey	19,289	313	–	19,602	63.5%
Czech Republic	3,334	(33)	–	3,301	42.7%
Hungary	2,606	12	–	2,618	48.4%
Ireland	2,138	2	–	2,140	60.7%
Romania	8,138	45	–	8,183	59.7%
	40,827	314	–	41,141	55.7%
Northern and Central Europe	92,278	628	(335)	92,571	51.6%

Southern Europe[1]
Italy[1]	22,355	(203)	–	22,152	81.3%
Spain	14,159	(195)	–	13,964	31.5%
	36,514	(398)	–	36,116	65.1%

Other Southern Europe
Greece	4,631	157	–	4,788	67.5%
Portugal	5,937	(41)	–	5,896	81.6%
Albania	2,095	145	–	2,240	95.2%
Malta	340	12	–	352	84.9%
	13,003	273	–	13,276	78.9%
Southern Europe[1]	49,517	(125)	–	49,392	68.3%

AMAP[1]
India	155,034	509	–	155,543	93.8%
Vodacom[4]	58,989	1,482	–	60,471	91.7%
	214,023	1,991	–	216,014	93.3%

Other AMAP[1]
Australia[1,3]	2,807	(171)	(121)	2,515	38.4%
Egypt	40,393	909	–	41,302	90.9%
Fiji[1]	338	14	–	352	94.6%
Ghana	5,749	74	–	5,823	99.6%
New Zealand	2,326	(27)	–	2,299	64.2%
Qatar	1,146	42	–	1,188	91.2%
	52,759	841	(121)	53,479	86.1%
AMAP[1]	266,782	2,832	(121)	269,493	91.8%

Group[1]	408,577	3,335	(456)	411,456	79.8%

Notes:

1                  Group customers represent subsidiaries on a 100% basis and Vodafone Italy, Vodafone Hutchison Australia and Vodafone Fiji, the Group’s joint ventures, on a proportionate consolidation basis.

2                  Prepaid customer percentages are calculated on a venture basis. At 30 September 2013 there were 421.0 million venture customers.

3                  Other movements relate to the restatement of the customer base.

4                  Vodacom refers to the Group’s interests in Vodacom Group Limited and its subsidiaries, including those located outside of South Africa.

OTHER INFORMATION

1)                           Copies of this document are available from the Company’s registered office at Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN.

2)                           The half-year financial report will be available on the Vodafone Group Plc website, vodafone.com/investor, from 12 November 2013.

For further information:
Vodafone Group Plc
Investor Relations	Media Relations
Telephone: +44 7919 990 230	Telephone: +44 1635 664 444

Notes:

1.        Vodafone and the Vodafone logo, Vodacom, Vodafone 2015, mCare, M-Pesa, Vodafone Global Enterprise, Vodafone One Net and Vodafone Red are trademarks of the Vodafone Group. Other product and company names mentioned herein may be the trademarks of their respective owners.

2.        All growth rates reflect a comparison to the six months ended 30 September 2012 unless otherwise stated.

3.        References to “Q2” are to the quarter ended 30 September 2013 unless otherwise stated. References to “H1” are to the six months ended 30 September 2013 unless otherwise stated. References to the “year” or “current financial year” are to the financial year ending 31 March 2014 and references to the “prior financial year” are to the financial year ended 31 March 2013 unless otherwise stated. References to the “2014 financial year”, “2015 financial year”, “2017 financial year” and the “2019 financial year” are to the financial years ending 31 March 2014, 2015, 2017 and 2019, respectively. References to “calendar Q1 2014” are to the quarter ended 31 March 2014, unless otherwise stated.

4.       All amounts marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. During the 2013 financial year, Indus Towers (reported within the India segment) revised its accounting for energy cost recharges to operators from a net to a gross basis, to reflect revised energy supply terms. The impact of this upward revenue adjustment has been excluded from reported organic growth rates. The adjustment has no profit impact. From 1 April 2013 the Group revised its intra-group roaming charges. These changes have had an impact on reported service revenue for the Group and by country and regionally since 1 April 2013. Whilst prior period reported revenue has not been restated, to ensure comparability in organic growth rates, Group, country and regional revenue in the prior financial periods have been recalculated based on the new pricing structure to form the basis for our organic calculations.

5.        Reported growth is based on amounts in pounds sterling as determined under IFRS.

6.        Vodacom refers to the Group’s interest Vodacom Group Limited (‘Vodacom’) in South Africa and its subsidiaries, including its operations in the DRC, Lesotho, Mozambique and Tanzania.

7.        Quarterly historical information including service revenue, mobile customers, churn, voice usage, messaging volumes, data volumes, ARPU, smartphones and fixed broadband customers is provided in a spread sheet available at vodafone.com/investor.

Copyright © Vodafone Group 2013

OTHER INFORMATION

Definitions of terms

Term	Definition
ARPU	Mobile in-bundle customer revenue, mobile out-of-bundle customer revenue and mobile incoming revenue divided by average customers.

EBITDA

Operating profit excluding share of results in associates, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses, restructuring costs, other operating income and expense, and other significant one-off items. For the six months ended 30 September 2013 this includes the write-off of an asset relating to a regulatory case in Spain of £107 million. The Group’s definition of EBITDA may not be comparable with similarly titled measures and disclosures by other companies.

Adjusted operating profit

Group adjusted operating profit on a management basis excludes non-operating income from associates, impairment losses, restructuring costs, other income and expenses and other significant one-off items. For the six months ended 30 September 2013 this included the write-off of an asset relating to a regulatory case in Spain of £107 million.

IP-VPN

A virtual private network (‘VPN’) is a network that uses a shared telecommunication infrastructure, such as the internet, to provide remote offices or individual users with secure access to their organisation’s network.

Mobile in-bundle revenue	Represents revenue from bundles that include a specified number of minutes, messages or megabytes of data that can be used for no additional charge, with some expectation of recurrence.

Mobile in-bundle revenue – Contract	Revenue from all bundles and add-ons lasting 30 days or more.

Mobile in-bundle revenue – Prepay	Revenue from bundles lasting seven days or more.

Out-of-bundle	Revenue from minutes, messages or megabytes of data which are in excess of the amount included in customer bundles.

Mobile incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.

xDSL	All types of digital subscriber lines, a family of technologies that provide internet access by transmitting digital data over the wires of a local telephone network.

For definitions of other terms please refer to pages 187 to 188 of the Group’s annual report for the year ended 31 March 2013.

OTHER INFORMATION

Forward-looking statements

This report contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include, but are not limited to: statements with respect to: expectations regarding the Group’s financial condition or results of operations contained within the Group Chief Executive’s statement on pages 2 to 6 of this report and within the guidance for adjusted operating profit and free cash flow for the 2014 financial year on pages 6 to 8; expectations for the Group’s future performance generally, including EBITDA growth and capital expenditure; expectations regarding the Group’s dividend per share growth target; statements relating to Vodafone’s ongoing efficiency programme to deliver £0.3 billion of absolute reduction in European opex and to Project Spring; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive and macroeconomic pressures, price trends and opportunities in specific geographic markets; intentions and expectations regarding the development, launch and expansion of products, services and technologies either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently, including Vodafone One Net, Vodafone Red, the launch of a number of additional features, including improved access to technical support; expectations regarding smartphone adoption; expectations regarding Vodafone 2015, its new strategic approach to consumer pricing, its plans for strengthening positions in certain market segments and geographical markets, its plans for sustained investment in high speed data networks and the anticipated Group standardisation programme; growth in customers and usage; expectations regarding spectrum licence acquisitions, including anticipated new 3G and 4G availability; expectations regarding adjusted operating profit, EBITDA margins, capital expenditure, free cash flow, and foreign exchange rate movements; expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses, including Kabel Deutschland, CWW and TelstraClear Limited, and the network sharing agreement with Telefónica; expectations regarding the sale of Vodafone’s US Group whose principal asset is its interest in VZW, and associated expected return to shareholders; and the outcome and impact of regulatory and legal proceedings involving Vodafone and of scheduled or potential regulatory changes.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for mobile services; greater than anticipated competitive activity, from both existing competitors and new market entrants, which could require changes to the Group’s pricing models, lead to customer churn or make it more difficult to acquire new customers; the impact of investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology; higher than expected costs or capital expenditures; slower than expected customer growth and reduced customer retention; changes in the spending patterns of new and existing customers and the possibility that new products and services will not be commercially accepted or perform according to expectations; the Group’s ability to expand its spectrum position or renew or obtain necessary licences, including spectrum; the Group’s ability to achieve cost savings; the Group’s ability to execute its strategy in mobile data, enterprise and broadband and in emerging markets; changes in foreign exchange rates, including, particularly, the exchange rate of sterling to the euro and the US dollar, or interest rates; the ability to realise benefits from entering into partnerships or joint ventures and entering into service franchising and brand licensing; unfavourable consequences of acquisitions or disposals; changes in the regulatory framework in which the Group operates, including possible action by regulators in markets in which the Group operates or by the EU to regulate rates the Group is permitted to charge; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; loss of suppliers or disruption of supply chains; developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account when determining levels of dividends; the Group’s ability to satisfy working capital and other requirements through access to bank facilities, funding in the capital markets and operations; changes in statutory tax rates or profit mix which might impact the weighted average tax rate; and/or changes in tax legislation or final resolution of open tax issues which might impact the Group’s tax payments or effective tax rate.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” and “Principal risk factors and uncertainties” in our annual report for the year ended 31 March 2013. The annual report can be found on the Group’s website (vodafone.com/investor). All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 14, 2013	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary